Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AiViva Holding Limited
1300 Bristol Street North, STE 220
Newport Beach, CA 92660
www.aiviva.com

Up to $5,000,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AiViva Holding Limited
Address: 1300 Bristol Street North, STE 220, Newport Beach, CA 92660
State of Incorporation: DE
Date Incorporated: February 18, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 2,500,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $400.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The fully diluted pre-money valuation calculation was made prior to the Company's offering of 2,518,891 shares of Series A-1 Preferred shares that occured after the launch of this Regulation Crowdfunding Campaign.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Community Super Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Amount-Based:

$1,000+

Friends

5% bonus shares

$2,000+

Partners

5% bonus shares

$5,000+

Ambassadors

10% bonus shares, plus the ability to vote on product names

$10,000+

Benefactors

15% bonus shares, Zoom Meeting with Founding Team

$25,000+

Elite Benefactors

20% bonus shares, In-person Meeting with Founding Team,

On March 15, 2022, the Company effected a one-for-five reverse stock split.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AiViva Holding Limited will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

AiViva Holding Limited ("AiViva" or the "Company") is a clinical-stage biotech company incorporated under the laws of the state of Delaware on February 18, 2020. The Company is to bring to market and patients new drug products that will address significant unmet needs in diseases with large market potential. The Company's business model is based on a solid and diverse portfolio with strong intellectual property protection, precise and cost-efficient execution, and a wide array of exit options.

The Company uses a multiple-shots-on-goal (MSOG) approach to quickly generate positive clinical trial results in patients and thereby increase the chances of success of AiViva's projects. It focuses initially on retinal diseases, nonmelanoma skin cancer, and solid tumors. AiViva has built and positioned its pipeline for the global market. It's led by a team of seasoned industry experts with a proven track record in drug development and product commercialization.

AiViva's novel drug products are being developed using its proprietary technologies and innovative approach of focal drug delivery in specialty therapeutic areas of dermatology, ophthalmology, oncology, and urology. Its lead products (AIV001 and AIV007) are designed for treatment at the location of the disease, with clear benefits including good therapeutic results, low treatment burden (e.g., a reduced number of injections and office visits), and minimal side effects on the body. For example, in ophthalmology, AiViva's AIV007 targets retinal disorders such as wet age-related macular degeneration to preserve and enhance patients' vision. AIV001 is being developed to clear non-melanoma skin cancer, specifically basal and squamous cell skin cancers.

Corporate Structure & IP Ownership

AiViva Holding Limited owns 100% of AiViva Biopharma Inc., which performs all research and development and owns the intellectual property. AiViva Biopharma Inc. has been granted 15 international Invention patents by the United States, China, Japan, Australia, Korea, and Taiwan. AiViva has another 47 or so patent applications under various stages of review and approval. In addition, AiViva Biopharma Inc. owns other intellectual property including trademarks and trade secrets.

Corporate Entity History

The Company was originally founded as AiViva Holding Limited on December 6, 2015, as a corporation under the laws of the Cayman Islands. On February 18, 2020, it domesticated and incorporated as a c-corporation under the laws of the State of Delaware. All assets and liabilities from pre-domestication corporate and business activities were retained and business operations continued post-domestication without interruption.

On March 15, 2022, the Company effected a one-for-five reverse stock split.

Competitors and Industry

Industry

The global pharmaceutical market has experienced significant growth in recent years. As of end-2020, the total global pharmaceutical market was valued at about 1.27 trillion U.S. dollars. This is a significant increase from 2001 when the market was valued at just 390 billion U.S. dollars. The pharmaceutical market plays a key role in how people get medications and what people pay for medication. However, some markets are better for pharmaceutical companies than others.

Source: https://www.statista.com/statistics/263102/pharmaceutical-market-worldwide-revenue-since-2001/#:~:text=The%20global%20pharmaceutical%20market%20has,just%20390%20billion%20U.S.%20dollar

AiViva's pipelines have the potential to change the treatment paradigm and significantly penetrate these markets to generate substantial value for our investors. Each product in our pipeline has meaningful market value, and collectively, AiViva's pipeline products could conceivably generate over $5 billion in revenue upon commercialization.

AiViva's lead compound AIV007 is being developed for the treatment of wet age-related macular degeneration and prostate diseases.

See CDC for AMD prevalence number estimates:

https://www.cdc.gov/visionhealth/basics/ced/ -]

The US prevalence for all retinal diseases is estimated to be 11M; US Retina Market was >$7B in 2020. Current lead product Eylea sales in 2020 were $8.36 billion globally and $4.95 billion in the U.S.

Source: *publicly available annual financial reports for Regeneron, Genentech, Roche and Novartis*

AiViva's internal forecast of the projected market potential of AIV007 JEL for the treatment of wet AMD is about $3.5B per year and is based on achieving a target product profile that would offer clear differentiation from competitors in several key aspects such as prolonged dosing interval 3-6 months, early onset of vision improvement, reversal of retinal scarring, and long-term positive visual outcome and favorable reimbursement.

Approximately 3.5M males in the US are diagnosed with prostate cancer. [See National Cancer Institute

Source for Prostate cancer and for other solid tumor cancers of breast, kidney, and thyroid that could be applicable for AIV001:

https://seer.cancer.gov/statfacts/

AIV007 JEL is being developed for prostate cancer patients who are on early-stage, active surveillance and would be offered as a non-surgical option. AiViva's internal forecast of $300M per year in the market potential for this medical product is based on a target product profile as a localized intra-prostatic injection to provide cancer clearance and/or control without the sexual effects such as erectile dysfunction and urinary incontinence common with surgical and radiation treatments for prostate cancer.

Source:

https://www.pcf.org/about-prostate-cancer/prostate-cancer-side-effects/surgery-side-effects/

AiViva's lead compound AIV001 is being developed for medical treatments of non-melanoma skin cancers and management of scar formation. There are about 4.3M patients in the US. and the CDC estimate that NMSC has a treatment cost of about $4.8 billion. AiViva's internal forecast of $700M of market potential per year is based on our product achieving an indication in both SCC and BCC with a target product profile that would offer a novel drug delivery modality with the enhanced benefit-risk outcome, competitive as compared to Standard-of-Care surgical option, and providing maximal cosmetic effect while being patient-friendly and favorable reimbursement.

Source for CDC for non-melanoma skin cancer (NMSC) prevalence number estimates and treatment costs:

https://www.cdc.gov/cancer/skin/statistics/

There is no FDA approved therapies for scarring; current treatments are topical ointments, gels, and creams, pressure dressing, and steroid injections.

Source: See American Academy of Dermatology https://www.aad.org/public/diseases/a-z/scars-treatment] Internal forecast of $800M market potential per year is based on a target product profile of an injectable agent that would offer superior local efficacy for the treatment of keloid scarring post-surgery from one to three treatments every 2-4 weeks, and no local skin reactions. The treatment would be an in-office treatment and would be assumed to offer favorable reimbursement to Health Care Professionals. AIV001 could also be developed for hypertrophic scarring and for scarring related to post-carpal tunnel surgery.

<u>Competitors</u>

AiViva has several major competitors in the Retina Disease market. US Retina Market was >$7B annually in the years of 2018-2020. Some of the top competitors in our industry include Eylea whose sales in 2020 were $8.36 billion globally and $4.95 billion in the U.S. Vabysmo was approved by the FDA in January 2022. Its sales are estimated to be $1.1 billion by 2026.

Sources:

FiercePharma Feb. 9, 2022 article: https://www.fiercepharma.com/marketing/roche-pharma-ceo-anderson-talks-up-vabysmo-s-very-strong-launch-plans-as-new-eylea-battle; and
See Regeneron annual financial report, publicly available

We are aware of emerging competitors developing products similar to our product candidates for retinal diseases. These competitors include GB-102 by Graybug, OTX-TKI by Ocular Therapeutix, CLS-AX by Clearside Biomedical, EYP-1901 by EyePoint Pharmaceuticals, RBM-007 by Ribomic, Inc., etc.

Despite the present competitive landscape, the Company stands out in the Retina Disease Treatment industry because our product is expected to clearly differentiate itself from current and emerging therapies by targeting several key underlying pathophysiological pathways, providing long treatment durability, and addressing patients who do not respond well to current therapies.

There is no approved medical therapy for scar prevention and low-grade prostate cancer.

Current Stage and Roadmap

<u>Current Stage</u>

AiViva is a clinical stage biotech company. AiViva's development pipelines target multi-billion-dollar markets that have clear unmet medical needs. Our products have the potential to change the treatment paradigm and significantly penetrate these markets to generate substantial value for our investors. Each product in our pipeline has meaningful market value, and collectively, AiViva's pipeline products could conceivably generate over $5.3 billion in revenue upon commercialization. Specifically, AiViva currently is developing AIV007 for the treatment of neovascular age-related macular degeneration (nAMD), non-melanoma skin cancer, scar management, and solid tumors.

AiViva's portfolio has been built with the purpose to be diverse and is based on positive proof-of-concept data in initial clinical trials. AiViva's approach to mitigating the attrition rate is to put together a high-quality portfolio of projects and intelligently execute nonclinical, manufacturing, and clinical programs by the veteran team. We conducted well-designed proof-of-concept studies in patients to reduce attrition, which is often due to lack of efficacy, thus avoiding costly clinical trial failures at later stages of development and minimizing opportunity costs. AiViva patented therapeutic agents that have previously been approved by regulatory agencies for novel medical uses, thus mitigating the risk of unexpected adverse safety findings. In addition, AiViva believes that collaboration is a highly effective way to advance the development of our innovative and novel treatments. We seek partners who share our vision and commitment to bringing transformative therapies to the millions of patients living with diseases that negatively impact their lives. Given AiViva's strong position of intellectual property, we have options to out-license worldwide or regional rights of the key asset(s), to form development collaboration, or to advance to clinical inflection points. Depending on the options, AiViva could receive milestone and/or royalty payments, and/or bring our products to commercialization.

AiViva has achieved positive human proof-of-concept results in the therapeutic utility of AIV001 in wound healing/scarring and histological clearance of basal cell carcinomas, and that of AIV007 in wet AMD. It has two clinical trials ongoing in patients with basal cell carcinomas and patients who undergo keloidectomy surgery.

<u>Roadmap</u>

AiViva has multiple projects in parallel development to enter Phase 2A, i.e., in patients. These projects include treatment for wet AMD and prostate cancer, using a novel multi-month release thermoreversible depot. With this approach of targeting multiple indications in parallel, management believes there is a greater overall chance of success toward drug approval by global regulatory agencies and product launches.

The next step after Phase 2A would be Phase 2B and/or Phase 3 studies. Positive results from these subsequent studies would become the basis of regulatory submission and later approval.

The Team

Officers and Directors

Name: Diane Tang-Liu

Diane Tang-Liu 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, and Director
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Managing a company's overall operations - Salary: $1/year / 100,000.00 Stock Grants Per year (Post-stock split amounts) / (40-50 hours per week)

Other business experience in the past three years:

- **Employer:** University of California, San Francisco
  Title: Full Adjunct Professor
  Dates of Service: January 01, 2013 - June 30, 2021
  Responsibilities: Department of Bioengineering and Therapeutic Sciences

Other business experience in the past three years:

- **Employer:** University of Southern California
  Title: Full Adjunct Professor
  Dates of Service: July 01, 1987 - Present
  Responsibilities: Department of Pharmacology and Pharmaceutical Sciences & Department of Regulatory and Quality Sciences

Other business experience in the past three years:

- **Employer:** DTL BioPharma Consulting, Inc
  Title: CEO & President
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Provides strategic advice, operational expertise, and consulting services to biotechnology and pharmaceutical companies / (1-5 hours per month)

Name: Jinn Wu

Jinn Wu's current primary role is with Athenex (ATNX). Jinn Wu currently services N/A Retired hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board, Secretary, and Board Officer at AiViva Biopharma Inc.
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Functions as the Board Chair, Secretary, and Board of Directors - No salary, (0 hours per week)

Other business experience in the past three years:

- **Employer:** Athenex (ATNX)
  Title: Board Member
  Dates of Service: May 01, 2006 - Present
  Responsibilities: Function as a member of the Board, (0 hours per week)

Name: Larry Hsu

Larry Hsu's current primary role is with LifeMax Laboratories Inc.. Larry Hsu currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Functions as a member of the Board - No salary / (0 hours per week)

Other business experience in the past three years:

- **Employer:** LifeMax Laboratories Inc.
  Title: Chairman & CEO
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Serve as Chairman of the Board and also as CEO managing the company / (40 hours per week)

Other business experience in the past three years:

- **Employer:** AmMax Bio
  Title: Chairman & CEO
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Serve as Chairman of the Board and also as CEO managing the company / (40 hours per week)

Name: Johnson Lau

Johnson Lau's current primary role is with Athenex (ATNX). Johnson Lau currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Function as a member of the Board - No salary / (0 hours per week)

Other business experience in the past three years:

- **Employer:** Athenex (ATNX)
  Title: Chairman & CEO
  Dates of Service: January 10, 2003 - Present
  Responsibilities: Serve as Chairman of the Board and also as CEO managing the company (40-50 Hours per Week)

Other business experience in the past three years:

- **Employer:** Avalon Biomedical Management
  Title: Member of the Board
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Served as a member of the Board

Name: Michael Dorsey

Michael Dorsey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Finance and Accounting
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Managing the company's finance and accounting departments. Performs annual audits under IFRS and GAAP. Primary contact for REG CF Operations. Compensation for 2022- 80,000 USD / Incentive stock options - 13,000 (Post-stock split amounts) / (40-50 work hours per week)

Other business experience in the past three years:

- **Employer:** AiViva Biopharma Inc.
  Title: Staff Accountant
  Dates of Service: February 01, 2020 - December 01, 2021
  Responsibilities: Annual Audit under IFRS, bookkeeping, accounts payable, administration

work, forecasting clinical trials and budgeting.

Other business experience in the past three years:

- **Employer:** AiViva Biopharma Inc.
  Title: Accounting Analyst
  Dates of Service: January 01, 2017 - January 01, 2020
  Responsibilities: Bookkeeping, accounts payable, and financial statements

Name: Darlene Deecher

Darlene Deecher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Clinical Development
  Dates of Service: September 09, 2019 - Present
  Responsibilities: Lead, coordinate and manage clinical development strategies and activities associated with Dermatology, Oncology & Ophthalmology pipeline assets for commercialization. Compensation for 2022- 250,000 USD / Incentive stock options - 44,000 (Post-stock split amounts) / (40-50 hours per week)

Other business experience in the past three years:

- **Employer:** Covance
  Title: Executive Director Clinical Development Strategy & Planning
  Dates of Service: November 01, 2013 - October 01, 2018
  Responsibilities: Lead and manage clinical operations, strategy, planning & design of phase II-IV interventional clinical trials.

Name: Hannah Hershoff

Hannah Hershoff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: September 01, 2022 - Present
  Responsibilities: In charge of all clinical operations and clinical trials. $250,000 USD per year (270,000 ISO, post stock split, vesting period 4 years)

Other business experience in the past three years:

- **Employer:** Longwood Pharmaceuticals
  Title: Chief Medical Officer
  Dates of Service: August 01, 2021 - September 01, 2022
  Responsibilities: A key member of the Executive Team, Directing clinical development strategies and plans, Identifying key therapeutic indications. No currently at this company.

Other business experience in the past three years:

- **Employer:** Longwood Pharmaceuticals

Title: Senior Consultant, CMO
Dates of Service: May 01, 2021 - August 01, 2021
Responsibilities: Contractor work on clinical trials and development

Other business experience in the past three years:

- **Employer:** Myadvice Consulting Group
  Title: Co-owner, President
  Dates of Service: October 01, 2012 - May 01, 2021
  Responsibilities: Specialties: Ophthalmology, angiogenesis, inflammation, immunology, organ transplantation, in vivo pharmacology, PK/PD and phase 1, phase 2 clinical trials, Phase 3 clinical trial design, regulatory submission, novel target strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing biopharmaceutical products and therapies. Our revenues are therefore dependent upon the market for biotechnology products.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
We are an early stage company, with limited operating history, and no history of revenue or profits. We are an early stage company with a limited operating history from which to evaluate our business,

operational effectiveness and prospects. Our business prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the competitive market for drugs and drug development. Early-stage businesses can encounter unforeseen expenses, difficulties, and failures including product development failures, complications, delays and other adverse factors. With this short history, the Company has no customers and no significant revenue. We have never made a profit, and there can be no assurance that we will ever make a profit.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that AiViva is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. In the near term, and possibly beyond, economic and market conditions are making it difficult to find, attract and retain qualified personnel. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including formulation and manufacturing of drugs for clinical trials and any commercial products that may result, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our company, including proprietary product data, financial data, product development information, and information about personnel and investors. Further, any significant disruption in computer or internet service could harm our ability to conduct our business including our product development. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AiViva could harm our reputation, disclose confidential information and materially negatively impact our financial condition and business.

We Face Substantial Competition from Other Companies, Products, and Product Development Programs
We are engaged in a rapidly evolving and competitive field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and will likely increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions may also have substantially greater

experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of potential competitors developing products similar to our product candidates for retinal diseases. These competitors include OTX-TKI by Ocular Therapeutix, CLS-AX by Clearside Biomedical, EYP-1901 by EyePoint Pharmaceuticals, RBM-007 by Ribomic, Inc., etc. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect our business.

Our success depends in part on patents and other intellectual property; We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 15 granted patents and 48 patent applications, 1 trademark, as well as copyrights, Internet domain names, and trade secrets. Any claims granted in our current patent portfolio will expire between 2036 and 2039, meaning any of our products protected by those patents will no longer have protection after those dates and may be subject to additional competition, which could result in, for example, reduced share of the market and/or lower selling prices. In addition, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with pursuing and protecting our patents and other intellectual property may require substantial additional capital investments and expenses by the Company. Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in possible inconsistencies regarding the breadth of claims allowed in United States patents and other countries and general uncertainty as to their legal interpretation and enforceability. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could adversely impact our ability to commercialize our products or license our technology. Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: ● others may be able to make compounds that are similar to our drug candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents; ● if we encounter delays in our clinical trials, the period during which we could market our candidates under patent protection would be reduced; ● we might not have been the first to file patent applications for these inventions, thus we may not achieve patent protection and could have to license patent(s) from others and licenses may not be available; ● any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or the patents of others may require licensing or may not be available at all, and could have a material adverse effect on our business. Our commercial success will depend, in part, on our ability to obtain and maintain patent protection, protect our trade secrets and operate without infringing on the proprietary rights of others. Our commercial success will also depend, in part, on our ability to market our product candidates during the term of our patent protection. The patent position of pharmaceutical and biotechnology firms like us is generally highly uncertain and involves complex legal and factual questions, resulting in possible inconsistencies regarding the breadth of claims allowed in United States patents and other countries and general uncertainty as to their legal interpretation and enforceability. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that we currently own or that may be issued from the applications we have filed or may file in the future or that we have licensed or may license from third parties. Further, if any patents we obtain or license are deemed invalid or unenforceable, it could adversely impact our ability to commercialize our products or license our technology. Thus, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: ● others may be able to make compounds that are similar to our drug candidates and any future product candidates we may seek to develop but that are not covered by the claims of our patents; ● if we encounter delays in our clinical trials, the period during which we could market our candidates under patent protection would be reduced; ● we might not have been the first to file patent applications for these inventions, thus we may not achieve patent protection and could have to license patent(s) from others and licenses may not be available; ● any patents that we obtain may be invalid or unenforceable or otherwise may not provide us with any competitive advantages; or • the patents of others may require licensing or may not be available at all, and could have a material adverse effect on our business.

The COVID-19 Pandemic and Related Disruptions Adversely Affect Our Business
The COVID-19 pandemic has disrupted, and is expected to continue to adversely affect, our operations, including the hiring and retention of experienced personnel, capacity availability of our third party contract facilities, and our enrollment of certain clinical trials. We cannot be certain of the overall impact of COVID-19 on our business, financial condition and results of operations.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Risk
We are an early-stage biopharmaceutical company, focusing on developing innovative therapies for diseases and conditions of the eye, skin and solid tumors. Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We have devoted a significant portion of our financial resources and business efforts to generate our own rights to intellectual property, raise capital, develop our platform technology, select lead compounds, conduct pre-clinical testing, manufacture initial quantities of our product candidates, and file IND submissions to the FDA to conduct proof-of-concept clinical trials in patients. Since our founding, we have raised approximately USD $25 million as of March 2022 from co-founders, venture capital firms and others. Included in this amount is USD $2,278,340 that we recently raised in a Series A-1 fundraising round in February 2022, offered at the same initial price the shares were previously offered to the original Series A investors, and another $2,037,715 that we raised in March 2022, in a second tranche of the Series A-1 round. However future fund raising and our ability to meet our funding needs are subject to numerous risks such as market conditions, our success with our development programs, investor perception of our company and its future success, and competition. We may not be able to raise these additional funds. We have already invested, or will soon invest, substantially all of these previously raised funds in our business, including for pre-clinical development, drug formulation and clinical trials for our primary drug

candidates AIV001 and AIV007 in dermatological and retinal diseases. We will need to raise substantial additional funds to continue our business and the development of these and other drug candidates. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and development programs. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of future expenses or increases in expenses, which may require additional fundraising. Additional fundraising will also result in dilution of ownership among investors, including investors in this offering.

Need for Funding and Risk to Company's Ability to Continue

We are an early-stage biopharmaceutical company, focusing on developing innovative therapies for diseases and conditions of the eye, skin and solid tumors. Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. We have devoted a significant portion of our financial resources and business efforts to generate our own rights to intellectual property, raise capital, develop our platform technology, select lead compounds, conduct pre-clinical testing, manufacture initial quantities of our product candidates, and file IND submissions to the FDA to conduct proof-of-concept clinical trials in patients. Since our founding, we have raised approximately USD $25 million as of June 2022 from co-founders, venture capital firms and others. Included in this amount is USD $4,316,055 that we recently raised in a Series A-1 fundraising round in early 2022, offered at the same initial price the shares were previously offered to the original Series A investors. We have already invested, or will soon invest, substantially all of these previously raised funds in our business, including for pre-clinical development, drug formulation and clinical trials for our primary drug candidates AIV001 and AIV007 in dermatological and retinal diseases. We will need to raise substantial additional funds to continue our business and the development of these and other drug candidates. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and development programs. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of future expenses or increases in expenses, which may require additional fundraising. Additional fundraising will also result in dilution of ownership among investors, including investors in this offering. Our independent auditors included in our audited statements a statement regarding "Going Concern, Liquidity and Management's Plans" expressing uncertainty about the Company's ability to continue to raise capital and maintain enough cash to conduct its business. Our ability to have sufficient cash to operate will continue to be an issue through at least 2023 and perhaps longer. The company believes it has sufficient funding for the year 2022 based on current estimates of expenses, but estimates are uncertain. We will need to rely on raising additional funds from other sources to maintain operations for the years after. There will be no assurance that the company will be able raise or generate additional capital to maintain operations and continue. If the company does not generate or raise sufficient capital, or incurs higher than estimated and/or unexpected expenses during 2022 and the years after and is unable to continue our business, your investment will be lost forever. The need to raise additional funds will continue even if we raise all of our goal in this funding, and our ability to raise any funds is uncertain and depends on market conditions, our success with our development programs, investor perception of our company and its future success, competition and other factors. See also the discussion under "Dilution" below.

We Face Substantial Risks Related to Product Development

Conducting preclinical testing and clinical trials toward regulatory approval of product candidates are time consuming, expensive and uncertain processes that take years and tens and hundreds of million dollars to complete. The Company is dependent on a small number of third-party manufacturers to supply investigational products for research and development activities in its preclinical and clinical programs. The basis of drug approval by the FDA are safety and efficacy. If AiViva's clinical trials of any product candidate fail to demonstrate favorable safety and efficacy, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate. We cannot accurately predict when or if any of our product candidates will prove effective or safe in humans to enter registration pivotal trials and later will receive marketing approval or reach successful commercialization. AiViva has established regular dialogs with the FDA via pre-IND and Type A meetings. The protocols for our clinical trials and other supporting information are subject to review by the FDA. The FDA could require us to conduct additional studies or require us to modify our planned clinical trials to receive clearance to initiate such trials in the United States or to continue such trials once initiated. The FDA is not obligated to comment on our trial protocols within any specified time period or at all or to affirmatively clear or approve our planned clinical trials. Subject to a waiting period of 30 days, we could choose to initiate our clinical trials in the United States without waiting for any additional period for comments from the FDA. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prematurely terminate our clinical trials, including: negative or inconclusive results, slow enrollment or higher than expected dropout rate in these clinical trials, lack of performance of our third-party contractors, regulators or institutional review boards not authorizing the start of a clinical trial at a prospective trial site, higher than budgeted clinical trial costs, inadequate clinical supplies, etc. Our clinical trials may not be successful. We currently have several ongoing and planned clinical trials, including AIV001-C01 for the treatment of basal cell carcinomas, AIV001-W02 for the reduction of recurrence of keloid scar and AIV007-E02 for the treatment of wet age-related macular degeneration (wet AMD). Clinical trials in the future include treatment of squamous cell carcinoma using AIV001 in AiViva's novel depot formulation, and treatment for prostate cancer using A007 formulated in AiViva's novel JEL platform. We are currently focusing our development efforts on AIV001 for dermatological disorders and AIV007 for retinal diseases. We selected therapeutic agents that have previously received regulatory approval from the U.S. Food and Drug Administration (FDA) including small molecules and proteins, into our focal delivery technology with the goal of providing local prolonged release of drug to the eye, skin and tumor. AlongDuring drug development, there could be unanticipated results and learning which may dictate AiViva to accelerate, pause, and/or revise our development plan. Because there are numerous risks and uncertainties in this process of drug development, AiViva's projects may be delayed and/or we may not be successful. We are planning a Phase 2a clinical trial in wet AMD patients in 1Q2023 to assess the safety and efficacy of AIV007 JEL. AiViva continues to develop AIV007 in a platform of ocular implant and AIV007 JEL for the treatment of early stage prostate cancer in the nonclinical stage. IF successful, we expect to start first-in-man clinical trials in 2024, and 2H2023, respectively. These development plans are subject to risks and uncertainties, including those discussed above.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are in the clinical and pre-clinical stages of development. Our product candidates are subject to extensive governmental regulations relating to drug development, clinical trials, manufacturing, oversight of clinical investigators, and commercialization. Rigorous preclinical and clinical testing and trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in each foreign jurisdiction in which we may offer our products before a new drug can be sold in such jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA, or the regulatory authority in such other jurisdictions is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate and the requirements of the applicable regulatory agency. In connection with the clinical development of our product candidates, we face risks that: ● the product candidate may not prove to be safe and effective; ● the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and ● we may fail to convince the FDA or other regulatory agencies that our product candidates should be approved, depending on factors like patient need, patient benefit, risks and adverse effects and other products available for the same indication(s); ● patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested; Only a small percentage of product candidates for which clinical trials are initiated receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market a product candidate. iv. If physicians and patients do not accept our future products, or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any. Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to prescribe or recommend our drugs for a variety of reasons including: ● timing of market introduction of competitive products; ● demonstration of safety and efficacy compared to other products; ● cost-effectiveness; ● limited or no coverage by third-party payers; ● convenience and ease of administration; ● number and severity of adverse side effects; ● restrictions in the label, i.e. approved use(s), of the drug; ● other potential advantages of alternative treatment methods; and ● ineffective marketing and distribution support of products. If any of our product candidates are approved but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer.

You will have stockholder rights which are limited and subordinate to other stockholders; Your ability to sell and transfer stock is limited.

Your company stock will be held initially in an account in your name at our outside transfer agent (initially Start Engine Secure). Stock certificates will not be issued. Company stock purchased in this offering may not be transferred for 12 months following the initial purchase. After the 12 month period, transfers will be handled by our transfer agent and you will need to follow their procedures and rules, as well as applicable regulations, for permitted transfers. These procedures may be more complicated and slower than, for example, transfer procedures for publicly traded stock held in traditional brokerage accounts. ¶In addition, there is currently no public market for the company's stock. This will reduce your liquidity and could delay or prevent your ability to sell your shares unless and until there is a robust public market on a recognized stock exchange for the company's shares. You are trusting in management discretion in making good business decisions including using the proceeds of this offering and other fundraising wisely in order for the Company to be successful and grow your investments. However there can be no assurance of the Company's success. Even well-managed companies are sometimes not successful due to things like availability of funding, public perception, market conditions for the company's products, and competition. ¶Furthermore, as an investor in common stock, you will have rights subordinate to those of other stockholders, including preferred stockholders. For example, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out, and after all preferred shareholders have been paid back their original investment and/or any other liquidation amounts they may be entitled to. Preferred shareholder also have other rights that investors in common shares do not. See the description of Preferred Shares elsewhere in this offering document

Projections: Forward Looking Information.

This Offering Circular contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements regarding our clinical pipeline, the timing or results of our interactions with regulatory agencies, our ability to advance our products through preclinical or clinical development, our ability to timely secure a partner to fund further development of our products on reasonable terms if at all, our ability to achieve our anticipated milestones within the timing outlined herein or at all, and our potential or projected revenue. Any statements contained herein or provided in any marketing materials that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as ''believe,'' ''may,'' ''will,'' ''potentially,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''could,'' ''would,'' ''project,'' ''plan,'' ''expect'' and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. You should not place undue reliance on forward-looking statements, as these statements are based upon our current expectations, forecasts, and assumptions and are subject to significant risks and uncertainties that may cause our actual activities or results to differ significantly from those expressed in any forward-looking statement, including risks and uncertainties described in this section. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

The holders of Series A Preferred Shares have a liquidation preference.
The holders of Series A Preferred Shares have a liquidation preference in the aggregate amount of $20,616,055. Therefore, if we are dissolved, or liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series A Preferred Shares would receive an aggregate of $20,616,055, prior to any payment to the holders of Common Shares, and if our assets are insufficient to fully pay the liquidation preference. In addition, we may, in the future, issue additional Series A Preferred Shares, or authorize and issue other classes of Series A Preferred Shares, which would have a liquidation preference senior to the holders of Common Shares. In any event, if there are not sufficient assets to pay the liquidation preferences in full, the holders of Common Shares would not be entitled to receive any distributions.

The holders of Preferred Shares have Weighted Average Anti-Dilution Protection
Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series A Preferred Shares, and any other class of Preferred Stock we may authorize and issue in the future, have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for the applicable series of Preferred Shares. If Common Shares are issued at below the applicable issue price of the preferred shares, the holders of such preferred shares may be entitled to receive additional Common Shares upon conversion.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
TCL 2015 LLC managed by Diane Tang-Liu (0.1% owned by DTL2015, 99.9% owned by LDF Trust. The former is owned by Diane Tang-Liu, CEO. The latter is owned by Tiffany Liu)	7,078,920	Common Stock	32.58%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Preferred Stock (Undesignated). As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,500,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 13,998,000 outstanding.

Voting Rights

Each share of Common Stock is entitled to one vote. Please see voting rights of securities sold in this offering below.

Material Rights

The amount of outstanding shares of Common Stock includes 2,000,000 shares held as part of a Company employee incentive plan. The Company does not have any currently outstanding warrants, convertible securities, or SAFE agreements.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Series A Preferred Stock

The amount of security authorized is 8,213,822 with a total of 8,213,822 outstanding.

Voting Rights

Voting rights: Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis. As of June 1, 2022, the holders of Series A Preferred Shares, have a liquidation preference in the aggregate amount of $20,616,055.

Conversion Rights. The holders of the Series A Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 2,174,335 outstanding.

Voting Rights

Each share of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to such number of votes as equals the whole number of Common Stock into which such Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A Preferred Stock shares shall vote together with the holders of Common Stock, and not as a separate class or series, on all matters, put before the Shareholders.

Material Rights

The amount of shares of Series A-1 Preferred shares outstanding does not include 2,518,891 shares sold after the launch date of this Regulation Crowdfunding Campaign.

Dividends: The holders of Common Shares and Series A Preferred Shares shall be entitled to receive any dividends, when and if declared by the Board, in its sole discretion, on a pari passu basis, according to the number of Common Shares held by such holders, on an as converted basis.

Liquidation Preference: Upon the sale, merger, liquidation, dissolution, or winding up of the Corporation (a "Liquidation Event"), the holders of Series A-1 Preferred Shares, shall be entitled to receive, before any distribution to the holders of Common Shares or any other Series A Preferred Shares (the "Other Series A Preferred Shares"), an amount equal to 100% of the original per share issue price paid for such Series A-1 Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). After distribution of the amounts distributable or payable on the Series A- 1 Preferred Shares, each holder of Other Series A Preferred Shares, shall be entitled to receive an amount equal to 100% of the original per share issue price paid for such Other Series A Preferred Shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Thereafter, the remaining assets available for distribution shall be distributed ratably among the holders of outstanding Common Shares. Notwithstanding the foregoing, if, upon a Liquidation Event, the distribution to be received for each Common Share (assuming all Series A Preferred Shares fully converted into Common Shares) is more than the issue price of the Series A Preferred Shares (adjusted for any share splits. share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred shareholders shall participate in the distribution in proportion to their equity interest in the Corporation on an as converted basis. As of June 1, 2022, the holders of Series A Preferred Shares, have a liquidation preference in the aggregate amount of $20,616,055.

Conversion Rights. The holders of the Series A Preferred Shares may convert into Common Shares, at any time, on a one-for-one basis (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), and subject to any anti-dilution adjustments as described below. The Series A Preferred Shares shall automatically convert into Common Shares upon a liquidation event or an initial public offering.

Participation Rights. Series A Preferred Stock shares have a right to participate, pro-rata, in new equity securities offerings by the Company.

Anti-Dilution. In the event that the Company issues additional securities at a price or pre-money valuation less than the current price per share or valuation, the per-share price of Series A Preferred

Stock shall be adjusted in accordance with "Typical" broad-based weighted average and may request additional shares to compensate for the difference.

Preferred Stock (Undesignated)

The amount of security authorized is 9,786,178 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock (Undesignated).

Material Rights

These Undesignated Preferred Stock shares have not been issued by the Company and the associated rights, privileges, and preferences have not been designated.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series A/A-1 Preferred Shares, and any other class of Preferred Stock we may authorize and issue in the future, have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for the applicable series of Preferred Shares. If Common Shares are issued at below the applicable issue price of the preferred shares, the holders of such preferred shares may be entitled to receive additional Common Shares upon conversion.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $16,300,000.00
  Number of Securities Sold: 8,213,822
  Use of proceeds: To support AiViva's ongoing clinical trials. Research and development of its JEL technology, preclinical development, patent applications, general operations. Post stock split with partial shares paid out
  Date: January 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000,000.00
  Number of Securities Sold: 11,998,000
  Use of proceeds: Research and Development. Post stock split
  Date: November 01, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,278,340.00
  Number of Securities Sold: 1,147,776
  Use of proceeds: The money will be used to continue ongoing operations at AiViva, and support our ongoing clinical trials. Post stock split with partial shares paid out
  Date: January 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,037,715.00
  Number of Securities Sold: 1,026,556
  Use of proceeds: Research and development of our JEL technology, support our clinical trials, and general operations. Post stock split with partial shares paid out
  Date: March 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A-1 Preferred Stock (These shares were not included in the fully diluted pre-money valuation calculation)
  Type of security sold: Equity
  Final amount sold: $5,000,000.00
  Number of Securities Sold: 2,518,891
  Use of proceeds: R&D and to continue operations
  Date: June 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue:

Revenue for fiscal year 2021 decreased to $17,000, compared to fiscal year 2020 revenue of $153,000. Revenue was generated from a research agreement between a biopharmaceutical company to collaborate with AiViva using AiViva's proprietary JEL™ technology to design a fit-for-injection formulation for intravitreal (IVT) injection for certain ocular diseases. Under the new revenue recognition standard 90 percent of the services for the research agreement were rendered during 2020 and the remainder 10 percent was performed during 2021. AiViva will continue to look for new sources of revenue in the future and cannot predict when it will be able to generate revenue in the year 2022 and beyond.

Given the company's short operating history, the company cannot reliably estimate how much revenue it will receive in the future, if any.

Operations may continue throughout clinical operations without being revenue generating. The company will raise the necessary funds from various sources to push our clinical trials to the next stage of development and becomes marketable to partners and/or license out our technology. We will need roughly $5-$10 million for operations per year to bring our clinical trials to the next stage of development. There is no guarantee that our products will be successful in our clinical trials.

Cost of Goods Sold:

The cost of goods sold in 2021 and 2021 was zero. This was because the research agreement between AiViva and the biopharmaceutical company did not require any goods to be purchased.

Gross Margins:

2020 was the first year the company earned revenue and the gross margin increased 100%, or $153,000, compared to the previous year. In 2021 Gross margins decreased by 89%, or $136,000. This was because the remaining 10% of the contract was recognized during 2021. The total contract amount was $170,000 between AiViva and the biopharmaceutical company.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, research and development, general and administrative, accounting fees, fees for professional services, and patents. Total Expenses in 2021 decreased by $844,126 from 2020. Approximately 50 percent of this decrease was due to the termination of our ophthalmology trials. The Company had 9 employees in 2021, 7 in research and development, and 2 in general and administrative. The company has been able to maintain approximately 80 percent of its total expenses for research and development during 2021 and 2020.

Historical results and cash flows:

We historically have raised an aggregate of $21,300,000 in capital from various angel investors and venture capital firms from the founding of the company through 12/31/2021. We will continue to look for different sources of funding to continue its operations and bring our clinical trials to the next stage of development. We raised additional capital in early 2022 from previous investors of $4,316,055. Available cash was $6,977,215 (unaudited), as of March 31st, 2022. There is no guarantee that the company will receive any investments from investors in the future.

The major expenses of the company will consist of but not be limited to payroll, third-party service providers such as clinical research organizations (CRO), formulation and manufacturing of our implant and JEL™ supplies, pre-clinical testing and, marketing support associated with our crowdfunding efforts, patient fees, and FDA filing fees.

We expect for the year 2022 to require $5 million to maintain our operations. As our studies continue to enter the next phase of clinical trials we will expect to increase our total expenses because of the cost associated with starting new clinical trials, contracting clinical research organizations (CRO) and hiring new service providers.

We expect the company will experience a larger increase in G&A expense during 2022 than prior years due to the marketing, and legal cost associated with this crowdfunding. We expect 2022 total expenses to be approximately $5,000,000.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 3/31/2022 the company has $6,977,215, (unaudited) cash or equivalent on hand. The company has zero lines of credit and zero shareholder loans. The company has made approximately $718,051 in prepaid expenses, for our clinical trials at the end of the year 2021. The deposits may be returned to the company in full, partial, or not at all depending on the length and amendments made to our clinical studies.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company believes it currently has enough cash and investments to continue operations for 1 year, i.e., through the end of 2022. If we raise our goal of 5,000,000 in this crowdfunding offering, we estimate we will be able to continue operations approximately through the second or third quarter of 2023. We will likely require additional financing in excess of the proceeds from the offering in order to continue operations and clinical trials. If sufficient capital is not generated the company will not be able to support all of its clinical trials. The company intends to raise additional capital in the future from investors. Although capital has been generated in the past from previous investors, there is no guarantee that the company will receive any investments from these investors or future investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that

your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we are successful with this crowdfunding campaign and the company reaches its maximum investment goal ($5M), we will net approximately 75 percent of the funds raised, or $3,750,000. We estimate this would allow us to continue in business for 6-9 months after the end of 2022, or approximately through the second or third quarter of 2023. Since 12/31/2021 the company had generated capital from other sources rather than crowd funding. We may transition into a REG A fundraising campaign if this current crowdfunding is successful, to raise additional capital. We will be using a diverse approach to raise capital and will continue to look for fundraising opportunities beyond this crowdfunding and to support our ongoing operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company believes it has sufficient funding through the end of March 7, 2023. We will need to rely on raising additional funds to maintain operations for 2023 and the years following. If the company is not able to generate additional capital during 2022 and beyond, it will likely fail.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise of $5,000,000, the company will net approximately $3,750,000 from this crowdfunding. We believe that the company will have sufficient funds to continue operations for approximately an additional 6-9 months beyond the end of 2023 if we raise this maximum amount. These estimates are based on the current 2022 expense estimates discussed above. We may transition to REG A fundraising if this crowdfunding campaign is successful.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently in discussion with a number of venture capital firms and angel investors that we believe have an interest in our company and its business. Bringing in these outside investors would allow us to diversify our capital raising and accelerate our clinical development, ultimately making it more likely that we could take a drug to the market faster. See however under “Risk Factors” regarding drug development. The company will continue to look for opportunities to raise funds through these private investors outside this crowdfunding and any other public fundraising campaign for the years 2022 and beyond.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $48,772,314.00

Valuation Details:

The Company calculated its pre-money valuation by analyzing the valuations of similar competitors, its management's experience and expertise, its tangible and intangible assets, and current business partnerships. AiViva also takes into consideration the status of available capital market conditions and the post-money valuation from the closing of the Series A-1 round.

Pre-Money Valuation: $48,772,314.00

Valuation Basis

The Company calculated its pre-money valuation by first comparing the Market Cap of publicly-traded biopharma companies. AiViva conditions to qualify are companies that are pre-revenue and are in clinical development of similar indications in comparison to AiViva. Two of the companies used as comparators in the retina indications, Graybug Vision and Kodiak Sciences, are listed here. Because AiViva's pipeline also includes scar, non-melanoma skin cancers, keloid, and solid tumors, AiViva includes Sirnaomics' post-money valuation ($605M) as a comparator. The average of these valuations is $305M.

Comparable Companies

The Company analyzed the market cap of publicly-traded biopharma companies which have overlapping (but not entirely identical) pipeline assets. Conditions to qualify are companies that have similar technology or targeted market to AiViva's.

There are two pre-revenue companies in clinical development of similar indications in comparison to AiViva. They are Graybug Vision and Kodiak Sciences in the retinal disease areas.

-Graybug's market cap was ~$19.3 M on 5/19/2022. Their method employs a suspension technology and tyrosine kinase inhibitor to achieve prolonged drug release. AiViva employs JEL technology to achieve prolonged drug release. AiViva's AIV007 addresses multiple underlying pathophysiology of the wet AMD disease, inhibiting multiple growth factor receptors for angiogenesis (i.e., VEGFR, PDGFR, and FGFR) and the fibrosis formation pathways (e.g, FGFR and TGFb). We expect AIV007 in JEL will provide effective disease management and good clinical outcome.

https://finance.yahoo.com/quote/GRAY?p=GRAY

-Kodiak's market Cap was ~$355.62 M on 5/19/2022. Kodiak employs a large biopolymer coupled with an anti-VEGF monoclonal antibody to achieve a prolonged drug effect. AiViva employs JEL technology to achieve prolonged drug release. AiViva's AIV007 addresses multiple underlying pathophysiology of the wet AMD disease, inhibiting multiple growth factor receptors for angiogenesis (i.e., VEGFR, PDGFR, and FGFR) and the fibrosis formation pathways (e.g, FGFR and TGFb). We expect AIV007 in JEL will provide effective disease management and good clinical outcome.

https://finance.yahoo.com/quote/KOD?p=KOD&.tsrc=fin-srch

Because AiViva's pipeline also includes scar, non-melanoma skin cancers, keloid, and solid tumors, AiViva includes Sirnaomics in this analysis.

-Siranomics is privately owned and its pipeline includes scar reduction and wound healing, solid tumor, and fibrosis. The company has raised more than $313M as of July 2021 and had a valuation of $613M at the end of 2020. Sirnaomics uses a RNAi and polypeptide nanoparticle (PNP) delivery method to home in tumors and releases siRNA in the cell. AiViva's approach is to target multiple receptors (VEGFR, PDGFR, and FGFR) to inhibit key signaling pathways in abnormal blood vessel growth and scar formation.

Source: Washington Business Journal 7-2021, https://www.bizjournals.com/washington/news/2021/07/06/moco-biopharma-sirnaomics-raises-nine-figures.html).

[Source https://sirnaomics.com/]

Management Experience & Expertise

Diane Tang-Liu, Ph.D., CEO and President of AiViva, has over 35 years of experience in drug development and led many products from development, and registration to commercialization at Allergan. She is a co-founder of Allgenesis, a privately held company in Taiwan. Allgenesis has its first novel biologics in a clinical trial in the US in 2022.

Jinn Wu, Ph.D., Co-founder and Chairman of the AiViva Board, was the founder of XenoBiotic Laboratories, Inc. and XBL, China. Both entities have been successfully acquired by Wuxi AppTech.

Larry Hsu, Ph.D., Co-founder and Director of the AiViva Board, is Chairman & CEO of LifeMax Healthcare International and Chairman & CEO of AmMax Bio. He was Co-Founder, President and CEO of Impax Laboratories (IPXL), and implemented a reverse acquisition (1999) to be listed in Nasdaq with a market cap of about $3 billion. Under Larry's leadership, Impax established partnerships with multiple companies including Teva, AstraZeneca, Pfizer and Shire.

Johnson Y.N. Lau, MBBS, MD, FRCP, Co-founder and Director of the AiViva Board, is Chief Executive Officer and Board Chairman of Athenex (ATNX), and led Athenex's IPO for $75M in 2017. ATNX is listed on Nasdaq. Johnson was Chief Executive Officer of Ribapharm, and led an IPO in 2002 for $299 M. It was listed on NYSE and was the second-largest biotech IPO in history at that time. He was Head of Worldwide Research and Development, ICN Pharmaceuticals and Senior Director of Antiviral Therapy, Schering-Plough previously.

Value of Company Assets

Tangible Assets:

As of 12-31-2021, the Company's tangible assets consist of cash of $3,601,734, right-of-use asset (operating lease) of $77,598, and office furniture, equipment, and software of $8,770. The Company's lease was extended through February 1, 2023, at a monthly fee of $4,000.

Intangible Assets:

AiViva BioPharma register the trademark in European and the United States, we have received the Trademark Certificate Of Registration from the European Union Intellectual Property Office on May 9, 2020, and the Official Notice Of Publication in the "Official Gazette" from the United States Patent and Trademark Office on March 23, 2022.

We have 15 patents granted and 47 patents pending. These patents would provide market exclusivity for AiViva's future products to be used under approved claims until the year 2038 and beyond. Of the indications, AiViva intends to develop including wet AMD, scarring, and prostate cancer, the estimated combined revenue may reach over $5.3B per year.

Recent Private Placement Offering

Because AiViva recently closed a Series A-1 round, which was an extension of the Series A round, at the post-money valuation ($48M, March 2022), the Company decided to set the valuation at $48M. This valuation and all calculations and supporting information were prepared by the Company without any independent third-party appraisal.

The post-money valuation of our recently closed Series A-1 round is described below.

Total outstanding/allotted shares: 24,386,175

Per-share price closing in March was $0.397 per share (pre-stock split).

Business Partnerships

AiViva has successfully executed a research agreement to develop prolonged-release products. AiViva will continue to seek collaborative relationships with other companies.

Conclusion

In consideration of the above factors, we believe our pre-money valuation of $48,772,314.00 is reasonable and accurate.

The pre-money valuation was done by the Company itself, without the use of a third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has zero ($0) Convertible Promissory Note outstanding.

This valuation does not take into account shares of Series A-1 Preferred Stock that were issued after the launch of this regulation crowdfunding campaign.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  65.0%
  Research and Development funds will be used to support our ongoing clinical trials, pre-clinical development, and formulation of our JEL and implant technology. This includes supporting payroll associated with research and development. The funds will be used to launch our prostate AIV007 P01 study and WET AMD AIV007 E02 study.

- *Operations*
  9.5%
  Operations include general and administration costs, legal, and accounting. The funds will be used to pay our office rent and any expense related to G&A.

- *Marketing*
  20.0%
  Marketing funds will be used to support our REG CF campaign. Marketing costs will include video animation used on our landing page, hiring a professional marketing firm, and social media ads.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Marketing funds will be used to support our REG CF campaign. Marketing costs will include video animation used on our landing page, hiring a professional marketing firm, and social media ads.

- *Research & Development*
  65.0%

Research and Development funds will be used to support our ongoing clinical trials, pre-clinical development, and formulation of our JEL and implant technology. This includes supporting payroll associated with research and development. The funds will be used to launch our prostate AIV007 P01 study and WET AMD AIV007 E02 study.

- *Operations*
  9.5%
  Operations include general and administration costs, legal, and accounting. The funds will be used to pay our office rent and any expense related to G&A.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.aiviva.com (AiViva will have a hyperlink that connects investors to the annual report on their website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aiviva

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AiViva Holding Limited

[See attached]

Consolidated Financial Statements and Independent Auditors' Report

AIVIVA HOLDING LIMITED

As of December 31, 2021 and 2020 and for each of the Years Then Ended

AIVIVA HOLDING LIMITED

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AiViva Holding Limited

Opinion

We have audited the accompanying consolidated financial statements of AiViva Holding Limited (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
March 7, 2022

AIVIVA HOLDING LIMITED

Consolidated Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current assets		
Cash and cash equivalents	$ 3,601,734	$ 5,419,620
Investments	-	2,300,000
Prepaid expenses and deposits	586,034	62,105
Other assets (Note 8)	50,000	55,000
Total current assets	4,237,768	7,836,725
Non-current assets		
Prepaid expenses and deposits	138,490	586,036
Other assets (Note 8)	120,965	153,574
Right-of-use asset	77,598	-
Office furniture, equipment and software, net	8,770	13,235
Total assets	$ 4,583,591	$ 8,589,570
Current liabilities		
Accounts payable and accrued expenses	$ 389,020	$ 580,651
Operating lease liability, current portion (Note 6)	48,031	-
Deferred revenue	-	17,000
Total current liabilities	437,051	597,651
Operating lease liability, non-current portion (Note 6)	23,892	-
Total liabilities	460,943	597,651
Commitments and contingentcies (Note 6)		
Stockholders' equity (Notes 5 and 6)		
Series A preferred shares, $0.01 par value; 75,257,189 and 41,069,155 shares authorized; 41,069,155 shares issued and outstanding	410,692	410,692
Common stock, $0.01 par value; 160,000,000 and 158,930,845 shares authorized; 61,490,300 and 60,990,000 shares issued and outstanding	614,903	609,900
Additional paid-in capital	20,510,563	20,423,965
Accumulated deficit	(17,413,510)	(13,452,638)
Total stockholders' equity	4,122,648	7,991,919
Total liabilities and stockholders' equity	$ 4,583,591	$ 8,589,570

See accompanying notes to consolidated financial statements.

AIVIVA HOLDING LIMITED

Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenues	$ 17,000	$ 153,000
Costs and expenses		
Research and development	3,420,332	4,032,432
General and administrative	723,962	955,988
Total costs and expenses	4,144,294	4,988,420
Loss from operations	(4,127,294)	(4,835,420)
Other income (Note 7)	155,019	159,142
Interest income	11,403	133,801
Net loss	$ (3,960,872)	$ (4,542,477)

See accompanying notes to consolidated financial statements.

AIVIVA HOLDING LIMITED

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2021 and 2020

	Series A Preferred Shares		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2019	41,069,155	$ 410,692	60,490,000	$ 604,900	$ 20,352,740	$ (8,910,161)	$ 12,458,171
Shares vested as compensation (Note 5)	-	-	500,000	5,000	55,000	-	60,000
Share-based compensation (Note 5)	-	-	-	-	16,225	-	16,225
Net loss for the year ended December 31, 2020	-	-	-	-	-	(4,542,477)	(4,542,477)
Balance, December 31, 2020	41,069,155	410,692	60,990,000	609,900	20,423,965	(13,452,638)	7,991,919
Shares issued (Note 5)	-	-	300	3	297	-	300
Shares vested as compensation (Note 5)	-	-	500,000	5,000	55,000	-	60,000
Share-based compensation (Note 5)	-	-	-	-	31,301	-	31,301
Net loss for the year ended December 31, 2021	-	-	-	-	-	(3,960,872)	(3,960,872)
Balance, December 31, 2021	41,069,155	$ 410,692	61,490,300	$ 614,903	$ 20,510,563	$ (17,413,510)	$ 4,122,648

See accompanying notes to consolidated financial statements.

AIVIVA HOLDING LIMITED

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (3,960,872)	$ (4,542,477)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	91,601	76,225
Depreciation expense	4,465	159
Amortization of right-of-use asset	52,317	-
Change in:		
Prepaid expenses and deposits	(76,383)	(505,010)
Other assets	37,609	(208,574)
Accounts payable and accrued expenses	(191,631)	212,679
Deferred revenue	(17,000)	(88,000)
Cash paid for operating lease liability	(57,992)	-
Net cash used in operating activities	(4,117,886)	(5,054,998)
Cash flows from investing activities:		
Maturity (purchase) of investments	2,300,000	(2,300,000)
Software purchases	-	(13,394)
Net cash provided by (used in) investing activities	2,300,000	(2,313,394)
Net change in cash and cash equivalents	(1,817,886)	(7,368,392)
Cash and cash equivalents at beginning of year	5,419,620	12,788,012
Cash and equivalents at end of year	$ 3,601,734	$ 5,419,620
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 4,070	$ 800

See accompanying notes to consolidated financial statements.

1. Business and Liquidity

Business

AiViva Holding Limited was formed as a Cayman Islands company in November 2015. In 2020, AiViva Holding Limited filed a certificate of domestication and a certificate of incorporation with the State of Delaware in the United States. As a result, AiViva Holding Limited has formally dissolved and ceased its corporate existence under Cayman Island law. Through August 2021, the new Certificate of Incorporation authorized 200,000,000 shares with a par value of $0.01 per share, and in September 2021, it was amended to authorize 236,000,000 shares with a par value of $0.01 per share. For United States federal income tax purposes, management believes that this reorganization qualifies as a tax-free reorganization. Its wholly-owned subsidiary, AiViva BioPharma, Inc., was formed concurrently pursuant to the laws of the State of Delaware in the United States. Together, these two entities are referred to herein as the "Company." The Company's business domain is biotechnology and/or pharmaceutical product research and development and its charter is to develop drug products with the potential to transform treatment paradigms or significantly reduce the treatment burden for patients and physicians. The Company's approach leverages its proprietary JEL™ and implant technologies to prolong the therapeutics effects of drugs and to enhance their benefit-risk profiles. The Company also has a diverse pipeline of multiple novel drug candidates in development in the areas of dermatology, ophthalmology, oncology, urology with the potential to expand to other areas of interest.

Going Concern, Liquidity and Management's Plans

The Company has an accumulated deficit of $17,413,510 at December 31, 2021, and used cash in operations of $4,117,886 during the year ended December 31, 2021. Additionally, the Company has minimal revenue-generating activities and requires significant additional capital to execute its business plan.

Successful completion of development of the Company's initial commercial products is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to generate cash from future operations. Management's plans with respect to the foregoing are to continue development and testing of the Company's technologies and obtain additional equity capital from external sources. As described in Note 5, the Company entered into a Series A Preferred Share Purchase Agreement and has issued total of 41,069,155 shares of the Company's Series A Preferred Stock in exchange for cash totaling $16,300,000. Additionally, as described in Note 9, the Company raised aggregate proceeds of $2,278,340 through March 7, 2022 and is contemplating a financing through Regulation Crowdfunding (Note 6).

1. Business and Liquidity (continued)

Going Concern, Liquidity and Management's Plans (continued)

There can be no assurance that management's forecasted cash flows will be achieved, or that external sources of financing, including the issuance of debt and/or equity, will be available at times and on terms acceptable to the Company, or at all. The financial statements do not include any adjustments related to the outcome of these uncertainties.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AiViva Holding Limited and its wholly-owned subsidiary, AiViva BioPharma, Inc.

The accompanying consolidated financial statements have been prepared on an accrual basis of accounting in accordance with United States generally accepted accounting principles, as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include accruals for certain research and development contracts and the estimated fair value of the Company's common stock. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Those with maturity of more than three months are classified as investments. Substantially all of the Company's cash and cash equivalents are maintained at two financial institutions. Amounts on deposit with these financial institutions may, from time to time, exceed insured limits.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on or derived from observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity (Note 3).

The carrying amounts of the Company's financial instruments, including cash and cash equivalents and accounts payable approximate their fair values due to their relatively short maturities.

Office Furniture, Equipment and Software, Net

Office furniture, equipment, and software net are stated at cost less accumulated depreciation and are depreciated on a straight line basis over their estimated useful lives of three to five years. Upon retirement or sale, the cost and related accumulated depreciation is removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future undiscounted net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets during the years ended December 31, 2021 and 2020.

Revenue Recognition

In general, revenue is recognized when control of goods and services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. The Company recognizes revenue when control is transferred to the customer. The Company determines revenue recognition through the following steps:

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

(1) identification of the contract with a customer;
(2) identification of the performance obligations in the contract;
(3) determination of the transaction price;
(4) allocation of the transaction price to the performance obligations; and
(5) recognition of revenue when, or as, a performance obligation is satisfied.

When the consideration in a contract includes a variable amount, the amount of consideration to which the Company will be entitled in exchange for transferring the consideration to the customer is estimated. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration may include customer returns, rebates, and other similar obligations.

Patent-related Expenditures

Expenditures related to patent research and applications, which are primarily comprised of legal fees, are expensed as incurred.

Research and Development Expenses

Research and development costs, which include pre-clinical, clinical, and regulatory expenses, are expensed when incurred. Major components of these expenses include personnel costs, pre-clinical studies, clinical trials and related clinical product manufacturing, materials and supplies, and fees paid to consultants. At each financial reporting date, the Company accrues the estimated cost of clinical study activities performed by third-party clinical sites with whom the Company has agreements that provide for fees based upon the quantities of subjects enrolled and the clinical evaluation visits that occur over the life of the study. These estimates are determined based upon a review of the agreements and data collected by internal and external clinical personnel as to the status of enrollment and subject visits, and are based upon the facts and circumstances known to the Company at each financial reporting date. If the actual performance of activities varies from the assumptions used in the estimates, the accruals are adjusted accordingly. At times, prepayments and deposits are required at the onset of the arrangements and are offset either periodically against actual costs incurred or are applied upon completion of a project or study. Such costs are capitalized and reconciled at the end of each reporting period. There have been no material adjustments to the Company's prior period accrued estimates for clinical trial activities through December 31, 2021.

2. Significant Accounting Policies (continued)

Risks and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of the product, competition from substitute products and larger companies, results of clinical trials, protection of proprietary technologies, strategic relationships and dependence on key individuals.

Products developed by the Company require approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company's future products will receive the necessary approvals. If the Company is denied approval or approval is delayed, it could have a material adverse impact on the Company's operations.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income.

The Company's net deferred tax assets at December 31, 2021 and 2020 consist principally of net operating losses. The Company provided a 100% valuation allowance for the tax effect of these net operating losses, and as a result, no benefit for income taxes has been provided in the accompanying consolidated statements of operations. The Company provided the valuation allowance since management could not determine that it was probable that the benefits of the deferred tax assets would be recovered.

Share-based Compensation

Share-based awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Share-based compensation is recognized on a straight-line basis over the award vesting period.

On January 1, 2020, the Company adopted the simplified guidance for share-based payments to non-employees. As a result, all share-based awards are measured at estimated fair value on the grant date and are amortized to expense over the respective vesting periods.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases" (Topic 842) ("ASU 2016-02"). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The lease standard is effective for the Company on January 1, 2022, and requires a modified retrospective adoption, with early adoption permitted. The Company chose to early-adopt ASU 2016-02 on January 1, 2021. Upon adoption, using an incremental borrowing rate of 1.55%, the Company recorded a a balance sheet gross-up of $128,328 for a right-of-use asset and a corresponding lease liability. See Note 6 for more information about the Company's leases.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes" ("ASU 2019-12"), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after December 31, 2021 and interim periods within that year. The Company does not expect adoption of this new guidance will have a material impact on its consolidated financial statements and related disclosures.

3. Fair Value Measurements

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

3. Fair Value Measurements (continued)

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value. The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company had no financial assets or liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2021 and 2020.

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31:

	2021	2020
Accounts payable	$ 341,739	$ 499,280
Accrued expenses	10,485	26,103
Accrued vacation	36,796	55,268
	$ 389,020	$ 580,651

5. Stockholders' Equity

Common Stock

The Company has authorized 160,000,000 shares of common stock with a par value of $0.01 per share.

In 2016, the Company entered into Shareholders Agreements whereby an aggregate amount of 59,990,000 shares of common stock were sold and issued to the Company's founders at purchase prices ranging from $0.01 to $0.10 per share for an aggregate purchase price of $5,000,000 in cash. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement.

5. **Stockholders' Equity** (continued)

Common Stock (continued)

In December 2019, the Company granted its Chief Executive Officer 2,000,000 shares of common stock that vest 25% upon issuance and then an additional 25% on each of the next three anniversary dates of the grant. The shares are subject to the Company's right to repurchase as defined in the Shareholders Agreement. The Company recorded compensation expense of $60,000 during both 2021 and 2020 related to this grant. The Company's Chief Executive Officer may earn an additional 2,000,000 shares of common stock upon completion of a "liquidity event" as defined in the related employment agreement.

Series A Preferred Shares

In 2018, the Company entered into a Series A Preferred Share Purchase Agreement (the "Series A Agreement") which provides for the sale and issuance of the Company's Series A preferred shares to investors. Between October 2018 and January 2019, an aggregate amount of 41,069,155 shares of Series A were sold and issued at a purchase price of $0.397 per share for an aggregate purchase price of $16,300,000.

The Series A Preferred Stock contains a liquidation preference described below and is convertible at the holder's option into shares of common stock, at the conversion price, as defined by a formula detailed in the agreement using the applicable issue price divided by the then-effective applicable conversion price. The initial conversion ratio for converting Series A into shares of common stock is 1 to 1. The conversion ratio may be adjusted upon certain events and for certain stock issuances, splits and combinations. Conversion is automatic in the event of a public offering of the Company's stock, based on the then effective Conversion Price, as defined. Each share of Series A has voting rights equal to the rights of the amount of shares of common stock into which the Series A shares are convertible.

In September 2021, the Company approved an amendment to the Company's Certificate of Incorporation to authorize the issuance of up to 236,000,000 total shares, consisting of 160,000,000 shares of common stock and up to 76,000,000 shares of Preferred Stock, of which 75,257,189 shares are designated Series A Preferred Stock. Additionally, in December 2021, the Company further approved an amendment to the Certificate of Incorporation to provide for the seniority of the preferred stock issued in connection with a Series A-1 Preferred Series financing over the other Series A shares and common stock for purposes of liquidation preferences. The Company authorized the sale of up to 12,594,458 shares in a Series A-1 Preferred Stock ("Series A-1 Shares") financing at a price of $0.397 per share (Note 9).

5. **Stockholders' Equity (continued)**

Liquidation Preferences

Upon liquidation, dissolution or winding up of the Company, each holder of the Series A shall be entitled to receive an amount equal to $0.397 per share.

After payment of the above preferential amounts required to be paid to the holders of Series A, the remaining assets of the Company available for distribution to the shareholders shall be distributed to the holders of the shares of common stock on a pro rata basis.

Share-based Payments

The Company's Equity Incentive Plan (the "Plan") provides for the issuance of shares of the Company's common stock to employees, directors and consultants. The exercise price of options granted under the Plan is based on the fair value of the related shares on the grant date and no option shall have a term in excess of ten years from the option grant date. Options vest in various installments as outlined in the related stock option agreements, or as determined by the Plan administrator. The Company has reserved up to 2,999,500 shares of common stock for its employees, directors and consultants under the Plan.

To date, the Company has granted 2,225,500 options to purchase shares of common stock to employees and non-employees in exchange for services. During the years ended December 31, 2021 and 2020, the Company recorded stock-based compensation expense of $31,301 and $16,225, respectively, for options issued to employees and non-employees.

The fair value of options granted during the year ended December 31, 2021 was estimated using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	80%
Dividend yield	0%
Risk free interest rates	0.6% to 1.6%
Expected term	7.0 to 10.0 Years

Expected volatility – Since the Company does not have sufficient share price history, the expected volatility is calculated based on the average volatility for a peer group in the industry in which the Company does business.

Dividend yield of zero – The Company has not, and does not, intend to pay, dividends.

5. **Stockholders' Equity (continued)**

Share-based Payments (continued)

Risk-free interest rates – The Company applies the risk-free interest rate based on the U.S. Treasury yield for the expected term of the option on the grant date.

Expected term - For employee options, the Company calculated the expected term as the average of the contractual term of the option and the vesting period. For non-employees, the Company estimated the expected term as the contractual term of the award.

A summary of option activity for the year ended December 31, 2021 is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2020	1,592,500	$ 0.25
Forfeited	(427,500)	0.33
Granted	470,500	0.16
Exercised	(2,500)	0.12
Balance, December 31, 2021	1,633,000	$ 0.24

The following table summarizes information concerning outstanding and exercisable options at December 31, 2021:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	1,633,000	$ 0.24	7.04
Exercisable at December 31, 2021	632,250	$ 0.30	6.73

As of December 31, 2021, total compensation cost related to nonvested options not yet recognized is $114,291, and the weighted average period over which this amount is expected to be recognized is 4 years. The weighted average grant date fair value of all options granted during each of the years ended December 31, 2021 and 2020 is $0.11 per share.

6. Commitments and Contingencies

Operating Leases

In January 2019, the Company entered into an operating lease for office space in Southern California which expired on January 31, 2021. This lease was extended on January 19, 2021, through February 1, 2022 at a monthly fee of $4,800 per month, and on December 17, 2021, was extended through February 1, 2023 at a monthly fee of $4,000.

The following table presents a maturity analysis of the Company's operating lease liability as of December 31, 2021:

2022	$ 48,800
2023	24,000
Total lease payments	72,800
Less: Amounts representing interest	(877)
Present value of lease payments	71,923
Less: current maturities	48,031
Lease liability, non-current portion	$ 23,892

In December 2019, the Company entered into a one year sub-lease agreement for certain laboratory space at a monthly fee of $525. This agreement was extended on November 16, 2021 through November 30, 2022 at a total monthly fee of $1,900.

Rent expense totaled $37,525 and $62,186 for the years ended December 31, 2021 and December 31, 2020, respectively.

Contract with Customer

Effective October 22, 2019, the Company entered into a contract with a customer to provide formulation design, prototype dosage manufacturing and other defined services. In connection with this agreement, the Company received an upfront minimum, non-refundable payment of $170,000 of which $153,000 was recognized as revenue in 2020 and the remaining $17,000 was recognized as revenue in 2021.

Regulation Crowdfunding

On December 20, 2021, the Company entered into a Company Engagement and Posting Agreement with an entity that operates a funding portal registered with the United States Securities and Exchange Commission. Through Regulation Crowdfunding, the Company intends to offer an amount up to $5 million in the form of either equity or convertible notes (the "Offering"). Based upon the disbursement of proceeds of the Offering, this

6. Commitments and Contingencies

Regulation Crowdfunding (continued)

entity will be compensated with 5.5% cash commission except for those investments of $20,000 or higher from a specific list of investors and a 3% commission paid in the form of securities offered in the Offering. There is no assurance that the Company will raise any funds in connection with the Offering.

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Management mitigates such potential risks by maintaining the Company's cash balances with entities that management believes possess high-credit quality.

7. Forgivable Loans

In February 2021 and April 2020, the Company entered into Paycheck Protection Program Term Notes (the "Notes") with a lender pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Company received total proceeds of $153,760 and $153,759, respectively, which management believes were used in accordance with the requirements of the CARES Act. The Company has applied to the lender for forgiveness of all amounts due pursuant to the Notes, as management believes the proceeds were used for eligible payroll costs, rent obligations, and covered utility payments incurred during the "covered period" following disbursement of the Notes.

Management has performed calculations for the Notes' forgiveness according to the terms and conditions of the SBA's Loan Forgiveness Application and, based on such calculations, believed it was probable the Company would meet all the conditions of Note forgiveness. As such, the Company decided that the Notes would be accounted for as a government grant pursuant to International Accounting Standards 20, "Accounting for Government Grants and Disclosure of Government Assistance." Under this standard, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the

7. Forgivable Loans (continued)

entity will meet the terms for forgiveness of the loan." In addition, government grants shall be recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). As a result, the Company recognized the government grant as other income during 2021 and 2020, as the qualified expenses were incurred. The Company has been notified by the SBA that the proceeds from the Notes, and related interest thereon, will not need to be repaid.

The Company also received a total of $9,000 during 2020 from the SBA's Economic Injury Disaster Loan program and such amount was recognized as other income.

8. Income Taxes

Management has established a full valuation allowance for the Company's net deferred tax assets due to the uncertainty that the deferred tax assets will be realized by the Company's ability to generate sufficient future taxable income.

At December 31, 2021, the Company had approximately $17.6 million and $17.0 million of net operating loss carryforwards for U.S. federal and state purposes, respectively, available to offset future taxable income. If not used to offset future taxable income, the net operating losses prior to 2018 will begin to expire in 2035. In general, net operating loss carryforwards arising in tax years after January 1, 2018, are allowed to be carried forward indefinitely and are limited to 80% of taxable income.

Pursuant to U.S. Internal Revenue Code ("IRC") Sections 382 and 383, annual use of the Company's net operating loss and research and development credit carry forwards may also be limited in the event a cumulative change in ownership of more than 50% occurs within a three year period. The Company has not completed a formal IRC Section 382/383 analysis regarding the limitation of net operating loss carry forwards. In addition, the Company does not expect this analysis to be completed within the next 12 months, and with the full valuation allowance, the Company does not expect that the unrecognized tax benefits will change within the next 12 months.

The Company has not recognized any additional liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. Therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

8. Income Taxes (continued)

The U.S. Internal Revenue Service allows a qualified small business with qualifying research expenses to apply up to $250,000 of research credits against payroll tax liabilities provided that certain criteria are satisfied. The Company made the qualified small business election to utilize research tax credits as payroll tax credits. As a result, the Company utilized $50,061 of such credits in 2021 and has remaining credits reflected in other current assets and non-current other assets of $50,000 and $120,965, respectively, as of December 31, 2021.

9. Subsequent Events

The Company has evaluated subsequent events through March 7, 2022, the date the consolidated financial statements were available to be issued.

On January 28, 2022, the Company entered into a Series A-1 Preferred Share Purchase Agreement (the "Agreement") with various parties whereby the Company can receive up to $5,000,000 in exchange for issuing 12,594,658 of the Series A-1 Shares. The Company has received $2,278,340 through March 7, 2022 pursuant to the Agreement.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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AiViva

Developing treatments that change lives


We've already raised $25M+
Develop Today , to Improved Living Tor
Closing in 1 day

Website · Newport Beach, CA · BIOTECHNOLOGY · HEALTH TECH

AiViva is a clinical stage biotech company which has created proprietary technology and new treatments to address significant, unmet medical needs in ophthalmology, dermatology, urology, and oncology. The company is led by a team of seasoned industry experts who have an outstanding track record in successful drug development, commercialization, and multiple IPOs on the NYSE and NASDAQ.

$599,324 raised

145 Investors	$48.8M Valuation
$2.00 Price per Share	$400.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview · Team · Terms · Updates 18 · Comments · Follow

Reasons to Invest

- AiViva already has successfully raised over $25 million USD, with $4.2 million raised in 2022 alone.
- Our diverse product pipeline presents a combined revenue potential of $5.3B. We have four clinical trials (two ongoing, two planned) focused on wet AMD, prostate disorders, and non-melanoma skin cancer.
- We have a veteran team with over 300 years of combined experience. AiViva is rated as a top 20 BioPharma company in 2022 by Life Sciences Review.

Innovative products, transformational treatments

AiViva's mission is to develop novel, innovative pharmaceutical products through an efficient development strategy to address major unmet medical needs. We have **four clinical trials (two ongoing, two planned)** focused on wet AMD, prostate disorders, and non-melanoma skin cancer.


AiViva's JEL™ technology has multiple medical applications to address significant unmet needs
JEL™ technology is patent-pending.

AiViva's JEL™ technology is currently in development and not yet publicly available.

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5% bonus shares

$2,000+ Investment

$2,000+

5% bonus shares

$5,000+ Investment

$5,000+

10% bonus shares, plus ability to vote on product names

Our proprietary JEL™ Technology prolongs the therapeutic effects of drugs and enhances their benefit, thereby reducing treatment frequency, relieving the burden for patients and physicians, and improving outcomes.

AiViva's proprietary JEL™ technology will allow placement of the drug directly at the site of disease and will form a drug depot for prolonged drug release, thereby delivering an effective therapy. This JEL™ Technology is unique because the delivery medium is a liquid at room temperature, and upon injection into the diseased tissue at body temperature, it transforms into a jello-like mass. This drug containing "jello" serves as a drug depot that releases the drug over time.


Room Temperature
Body Temperature
Liquid
Phase Transition
JEL™

OUR TRACTION

AiViva has successfully raised capital & demonstrated positive human results in three areas


$25M+ Capital Raised
$2.2M
Raised in January 2022
Series A-1 First Tranche
$2M
Raised in March 2022
Series A-1 Second Tranche


AiViva has demonstrated the ability to generate revenue in the company's early stage.
AiViva is allocating 80% of capital on R&D.*

*based upon 2019, 2020, & 2021 audit reports

AiViva's funds are allocated extremely efficiently. We put roughly 80% of our raised capital to research and development. AiViva has brought several projects through FDA's IND (Investigational New Drug Application) and demonstrated positive proof-of-concept in clinical trials in three areas:

1. **Vision improvement by reducing retina swelling and scarring**
2. **Fibrosis reduction (thus reducing scarring potential) for surgical incisional wounds**
3. **Histological clearance of basal cell carcinoma and nodular carcinoma**

These large market potentials are protected by AiViva's patent applications in major markets including Europe, Japan, China, and the US beyond the year 2040.


62+
Worldwide patent applications, expected expiry date 2038-2042+
Market protection on products beyond 2040

$10,000+
Investment
$10,000+
15% bonus shares, Zoom Meeting with Founding Team

$25,000+
Investment
$25,000+
20% bonus shares, In-person Meeting with Founding Team

THE PROBLEM

Imagine losing your sight, day by day

Wet age-related macular degeneration (also known as wet AMD) is a chronic eye disorder that causes **blurred vision or a blind spot** in your visual field. It's generally caused by abnormal blood vessels that leak fluid or blood and scars the macula, the area of the eye that provides the sharp, central vision needed for reading, driving and seeing fine detail. (source)


Healthy Eye

Current and emerging therapies treating this disorder tend to only address neovascularization (abnormal blood vessel growth) - resulting in unsatisfactory treatment outcomes of long-term visual loss. The goal of an ideal treatment is to address all underlying causes of the disease - e.g., abnormal blood vessel growth and scar formation - to help patients to keep more of their vision and prevent further vision loss over time.

AiViva has a special focus on wet AMD. The drug of interest is AIV007, which addresses neovascularization, inflammation, and fibrosis (scarring), causes of wet AMD and thus impaired vision. AIV007 is delivered in JEL™ to prolong the treatment duration.





Dermatology



Ophthalmology



Urology



Oncology

Other major diseases which involve neovascularization, abnormal tissue growth, and fibrosis include cancers, benign hyperplasia, and skin disorders. Our next clinical trial will focus on prostate disorders. Starting around age 25, hyperplasia, or enlargement, of men's prostates occurs and continues over time. Symptoms of benign prostate hyperplasia may start to present as early as age 40. These symptoms may include frequent urination throughout the day and night, dribbling at the end of urination, and inability to fully empty the bladder. Benign prostate hyperplasia and prostate cancer may happen at the same time.

AiViva has ongoing clinical trials in skin cancer and keloid scarring using compound AIV001.


Cancer

OUR SOLUTION

Discovering therapeutics to address major unmet medical needs

Our innovative discoveries provide novel pharmacotherapy and reduce the treatment burden for both patients and physicians.

Our proprietary **JEL™ delivery platform** offers customizable drug release and treatment duration. It will potentially lead to many novel treatments for major diseases.


JEL™ Advantages
Safety and Comfort for Patient
Easy Administration by Physician
Decreased Frequency of Treatment

*AiViva's JEL™ technology is currently in development and not yet publicly available.

AiViva is positioned to bring new treatment options to benefit patients, and here's how:

1. AIV007

AIV007 is a novel compound which targets all of the key pathways leading to neovascularization, cell proliferation, and fibrosis. Its receptor targets are VEGFR, PDGFR, and FGFR, and it also modulates TGFβ1 mRNA expression and TGFβ1 levels to reduce collagen production and scarring.

AIV007, when embedded in JEL™, has the potential to be effective in treating wet AMD, benign prostatic hyperplasia (BPH), low grade prostate cancer, and certain solid tumors.


Improved Health

2. AIV001

AIV001 is an extremely potent kinase receptor inhibitor and has been demonstrated to reduce neovascularization and cell proliferation associated with certain cancers in patients. AIV001 may also modulate inflammation and fibroplasia, causes of scarring.

THE MARKET

Our diverse pipeline presents a large, combined market potential

The indications AiViva are targeting represent a combined revenue potential of **$5.3B**.

AiViva has four clinical trials. Two ongoing, with two more planned.

AiViva Pipeline	Indication	US Patient Population*	Total Addressable Market
AIV007	Wet AMD	1,100,000[a]	$3.5B[b]
AIV001	Nonmelanoma skin cancer	4,300,000[c]	$700M[d]
AIV001	Keloid Scar	2,200,000[e]	~$800M[f]
AIV007	Prostate Cancer	~3,200,000[g]	$300M[h]

*Total addressable patient population based on prevalence data.

a. See CDC for AMD prevalence number estimates (https://www.cdc.gov/visionhealth/basics/ced/)- the US prevalence for all retinal diseases is estimated to be 11M; US Retina Market was >$7B annually in years of 2018-2020. Eylea sales in 2020 were $8.36 billion globally and $4.95 billion in the U.S. *Source:* Company annual financial reports for Regeneron, Genentech, Roche and Novartis

b. Internal forecast based on achieving a target product profile that would offer clear differentiation from competitors in several key aspects such as prolonged dosing interval 3-6 months, early onset of vision improvement, reversal of retinal scarring, and long-term positive visual outcome and favorable reimbursement.

c. See CDC for non-melanoma skin cancer (NMSC) prevalence number estimates (https://www.cdc.gov/cancer/skin/statistics/) and the CDC estimate that NMSC has a treatment cost of about $4.8 billion. AIV001 could also be developed for Actinic Keratosis besides squamous cell carcinoma (SCC) and basal cell carcinoma (BCC).

d. Internal forecast based on achieving an indication in both SCC and BCC with a target product profile that would offer a novel drug delivery modality with enhanced benefit-risk outcome, competitive as compared to Standard-of-Care surgical option and providing maximal cosmetic effect while being patient friendly and favorable reimbursement.

e. Internal estimation of the addressable keloid market available for AIV001. There is no FDA approved therapies for hypertrophic or keloid scarring; current treatments are topical ointments, gels, and creams, pressure dressing, and steroid Injections. See American Academy of Dermatology (https://www.aad.org/public/diseases/a-z/scars-treatment). Besides preventative measures Keloid scars can also be treated with surgery (https://www.aad.org/public/diseases/a-z/keloids-overview).

f. Internal forecast based on a target product profile of an injectable agent that would offer superior local efficacy for the treatment of keloid scarring post-surgery from one to three treatments every 2-4 weeks, and no local skin reactions. The treatment would be an in-office treatment and would be assumed to offer favorable reimbursement to HCPs. AIV001 could also be developed for hypertrophic scarring and for scarring related to post-carpal tunnel surgery.

g. See National Cancer Institute (https://seer.cancer.gov/statfacts/) for Prostate cancer and for other solid tumor cancers of breast, kidney, and thyroid that could be applicable for AIV007.

h. Internal forecast based on a target product profile as a localized intra-prostatic injection to provide cancer clearance without the sexual effects such as erectile dysfunction and urinary incontinence common with surgical and radiation treatments for prostate cancer (https://www.pcf.org/about-prostate-cancer/prostate-cancer-side-effects/surgery-side-effects/). AIV001 would target Prostate cancer patients who are on early stage, active surveillance and would be offered as a non-surgical option. AIV007 could also be developed for breast (DCIS and non-DCIS), kidney, and thyroid cancers, respectively.


JEL™
Eye Disease
Prostate Cancer
Skin Cancer

WHY INVEST

Bringing transformative therapies to millions of patients

AiViva believes in continuing the advancement and development of innovative and novel treatment paradigms.

$25M+ in Capital

80% of capital allocated to Research and Development

4 Clinical Trials
Two currently ongoing, two planned

$4.4M Raised in Early 2022

Veteran team with over 300 years experience & IPOs on NYSE and NASDAQ

~6 Months
JEL™ Duration

62+ Worldwide Patent Applications

We are dedicated to our vision and committed to bringing transformative therapies to the millions of patients living with diseases that negatively impact their lives.

Meet Our Team



Diane Tang-Liu, Ph.D., FAAPS, FCP

Chief Executive Officer & Director

Co-founder, CEO and Board Director, AiViva BioPharma, Inc.

Co-founder, Allgenesis, Inc.

Previously Diane has held various senior executive positions at Allergan, Inc. where she built and led R&D programs for 30 years. She is a full adjunct professor of Pharmacology and Pharmaceutical Sciences and Regulatory and Quality Sciences at the University of Southern California and served as a full adjunct professor of Bioengineering and Therapeutic Sciences at the University of California, San Francisco. She published extensively and holds many patents. Diane received many awards and is Elected fellow, American Association of Pharmaceutical Scientists and American College of Clinical Pharmacology.



Johnson Y.N. Lau, MBBS, MD, FRCP

Board of Director

Chief Executive Officer and Board Chairman of Athenex (ATNX), IPO for $75M in 2017, listed in Nasdaq.

Johnson was Chief Executive Officer, Ribapharm, IPO in 2002 for $299 M. It was listed in NYSE and the second largest biotech IPO in history at that time. Previously he was Head of Worldwide Research and Development, ICN Pharmaceuticals and Senior Director of Antiviral Therapy, Schering-Plough. He contributed more than 250 scientific publications and editorials/reviews/chapters.



Larry Hsu Ph.D.

Board of Director

Larry was Co-Founder, President and CEO of Impax Laboratories (IPXL) and led a reverse acquisition (1999). IPXL was listed in Nasdaq with a market cap of about $3 billion at the time of his retirement from the Impax.

Chairman & CEO, LifeMax Healthcare International.

Chairman & CEO, AmMax Bio.

Chairman & CEO, LifeMax Labs.

Chairman & CEO, LifeMax Biotechnology (Taiwan).

Under his leadership, Impax established partnerships with multiple companies including Teva, AstraZeneca, Pfizer and Shire.

LifeMax Labs currently has a partnership with Novartis.

AmMax Bio currently has a partnership with Amgen.



Jinn Wu Ph.D.

Chairman & Director at AiViva Biopharma Inc.

Jinn was Founder and President of XenoBiotic Laboratories, Inc. (XBL) and XBL-China in Nanjing, China.

He served as Adjunct Professor at the University of Medicine and Dentistry of New Jersey (UMDNJ at Rutgers) and Adjunct Professor at The Hong Kong Polytechnic University.



Hannah Hershoff, MD, Ph.D.

Chief Medical Officer

Hannah Hershoff M.D., Ph.D. is a neuro-ophthalmologist with over 30 years of clinical and drug development experience. Before joining AiViva Biopharma, Inc., she served as Chief Medical Officer at Longwood Pharmaceuticals, Inc. Prior to her medical leadership role at Longwood Pharmaceuticals, Inc., Dr. Hershoff was President and Co-owner of MYAD Consultant Group, where she supervised clinical and development strategy.

Before her pharmaceutical industry experience, Dr. Hershoff was a senior ophthalmologist, eye surgeon, and physician-in-charge at Zhongshan Eye Hospital, Guangzhou, China. Prior to becoming an ophthalmologist, she practiced as a neurologist at Nanchang First Hospital, China. She is an inventor and author of more than 20 patents and publications in the field of Ophthalmology and Neurology.

Dr. Hershoff received her M.D. from Jiangxi Medical School, China, Ph.D. in Experimental Ophthalmology from Lund University, Sweden, and Post-Doctoral Fellowship from Harvard Medical School. She also received her M.S. in Neurology from Sun Yat-sen University Zhongshan Medical School, China.



Darlene Deecher, Ph.D.

Vice President Clinical Development

Dr. Deecher has more than 25 years of clinical development and pharmaceutical commercialization. She has led therapeutic portfolios in 3 major drug development sectors including Fortune 500-Pharmaceutical Companies. At Covance she was the strategic leader for phase II-IV trials/programs. She was Senior Vice President of Research, Development and Advocacy at a leading patient organization, the Juvenile Diabetes Research Foundation (JDRF) and led the women's health research and development programs at Wyeth Pharmaceuticals (Pfizer) for over 15 years.



Shulin Ding, Ph.D.

Executive Director Pharmaceutical Development

Dr. Ding has more than 35 years of drug development and regulatory experience and has been a trailblazer in ophthalmic formulation development. She was Senior Formulation Scientist, Allergan Inc. and was the patent inventor for Restasis, a product achieving over $1 billion in annual sales. Later at Trimeris, Inc., she was responsible for pharmaceutical development of Fuzeon®, a lyophilized parenteral product approved in 2003 by the FDA for the treatment of HIV-1 infection. She was a CMC lead reviewer with the Center for Drug Evaluation and Research (CDER) at the Food and Drug Administration (FDA) for 13 years.



Yi Zhao, MD, Ph.D.

Executive Director Preclinical Development

Dr. Zhao has more than 20 years of applied research experience in translating drug discovery findings to support human clinical testing. He held various scientific positions at Allergan and Vitae Pharmaceuticals. His effects led to clinical development of P450 RAI Inhibitor, 11β-HSD1 inhibitor, BACE inhibitor, RORγt inverse agonist, selective LXRβ agonist, and menin inhibitor for the treatment of dermatological, Type 2 diabetes, Alzheimer's, auto immune disorders, and leukemias.



Michael Dorsey

Director of Finance and Accounting

Michael Dorsey joined AiViva BioPharma in 2017 and currently holds the position of Director of Finance and Accounting.

He has a BS in Biology and Business Administration from the University of Texas at San Antonio.



Shane Cerrato

Vice President Business Development

Mr. Cerrato has 20+ years of experience in life sciences encompassing, pharmaceutical, biotechnology and medical device space; with, successful leadership disciplines in corporate and business development, global commercial development, product launches, investor relations, strategic marketing and sales management. He has raised capital from international venture capital firms, closed strategic deals with large and small cap companies and led alliance management in cross-functional objectives. He has held progressive leadership positions at Solva Holdings, Bausch + Lomb, Allergan, Valeant Pharmaceuticals, Serono Biotech, Salu Inc., and Pfizer Pharmaceuticals. He honorably served in the United States Marine Corps with multiple combat deployments in Desert Shield and Desert Storm, and was an elite triathlete competing in Ironman distances including the World Championship in Hawaii.

Mr. Cerrato works full-time as an independent contractor for the Company.

Offering Summary

Company	AiViva Holding Limited
Corporate Address	1300 Bristol Street North, STE 220, Newport Beach, CA 92660
Offering Minimum	$10,000.00
Offering Maximum	$5,000,000.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	2,500,000
Price per Share	$2.00
Pre-Money Valuation	$48,772,314.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The fully diluted pre-money valuation calculation was made prior to the Company's offering of 2,518,891 shares of Series A-1 Preferred shares that occured after the launch of this Regulation Crowdfunding Campaign.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Community Super Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Amount-Based:

$1,000+

Friends

5% bonus shares

$2,000+

Partners

5% bonus shares

$5,000+

Ambassadors

10% bonus shares, plus the ability to vote on product names

$10,000+

Benefactors

15% bonus shares, Zoom Meeting with Founding Team

$25,000+

Elite Benefactors

20% bonus shares, In-person Meeting with Founding Team,

On March 15, 2022, the Company effected a one-for-five reverse stock split.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AiViva Holding Limited will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

AiViva reaches $550K on StartEngine!

3 days ago

Hello AiViva community,

AiViva's mission is to develop novel, innovative pharmaceutical products through an efficient development strategy to address major unmet medical needs. We have a **promising product pipeline** focused on age-related vision loss, prostate disorders, and non-melanoma skin cancer using our JEL™ technology to provide a focused and long-lasting medication treating the disease.

Thanks to the support of our investor community, we've breached a massive milestone during our equity crowdfunding journey.

Over $550K committed investments raised on StartEngine!

This year we have raised over $9.8 million from investors!

We're blown away with the amount of support we've received already, and we are humbled by your enthusiasm.

Our raise is far from over!

To join AiViva as an investor, simply visit our StartEngine raise page and invest for a minimum of $400!

Best Regards,

AiViva Team



$550K
Milestone
Invest Today!
AiViva
BioPharma
start engine

80 Percent Spent on R&D — Why does it Matter to the Investor?

7 days ago

Hello AiViva community,

We would like to share with you that **AiViva allocates 80 percent of our capital to research and development** and how this means to the investor.

AiViva historically spent 80 to 85 percent of our capital on research and development (i.e., money spent on innovation and technological advancement). This is based on annual audited GAAP financials in years 2019 to 2021. It means that our management allocates and spends funds **extremely efficiently**, thus maximizes our productivity in all aspects of drug development including nonclinical testing, manufacturing of investigational products, and conducting clinical trials.

Our management acts extremely judiciously in controlling **general and administrative expenses (e.g., accounting and legal expenses, utilities and rent) and executive compensations related to G&A.**

We would like to be transparent with you on how our capital has been disbursed in order to support the portfolio growth and to expand our clinical pipeline.



Based on 2019-2021 GAAP Audited Financial Statements
PERCENTAGE OF TOTAL EXPENSES
100
80
60
40
20
0
85 %
R&D
15%
G&A
81%
R&D
19%
G&A
83%
R&D
17&
G&A
YEAR
2019
2020
2021

In the graph above the blue bars and orange bars represent the percentages of budget spent on G&A and R&D, respectively, across 2019 to 2021.

Please be assured that AiViva Team operates in an efficient and judicious manner and focuses on bringing transformational treatment options to patients and physicians. Join our community today and become an investor in AiViva! Please follow our page and keep a look out for the latest updates about our company!

Best regards,

AiViva Team

AiViva now has 63 patent applications worldwide!!!

11 days ago

On August 2, 2022, AiViva has received United States Patent No. US 11,400,089. This patent is a method of use patent for many sGC stimulator and multikinase inhibitors and to prevent and/or treat fibrosis (thickening or scarring of tissue) associated with reproductive or digestive tract diseases. AiViva has the right to license out this patent to strategic partners.

Obtaining a patent is a rigorous and thorough process, especially in the biopharmaceutical industry. These patents, secure a company's legal and exclusive position in a specified therapeutic disease or how the drug is used. With granted patents, the company has the right to prevent others from making, using, selling or importing the patented inventions for the remainder of patent life in the countries which have granted patents. Patents are also essential for companies to raise capital and make the needed investments to develop new therapies for patients with unmet needs.

This patent adds to AiViva's 22 approved patents in the US, Canada, China, Japan, Korea, Australia, and Taiwan. In addition, AiViva has filed 63 patent applications worldwide, and will continue to keep you posted as our patent applications are granted.

Best regards,

AiViva Team

Link to patent announcement on: **https://www.prnewswire.com/news-releases/aiviva-biopharma-receives-new-patent-301607705.html?tc=eml_cleartime**

Company Highlights from Q2 2022

19 days ago

Hello AiViva community,

We have some exciting news to share with you about our Q2 2022 company highlights, and we want to take this opportunity to **welcome our new investors.**

Company Highlights from Q2 2022

- AiViva launched its REG CF campaign and raised over $200K of committed investments in the first two weeks.
- **WE RAISED AN ADDITIONAL $5 MILLION ON JUNE 30th**. AiViva now has raised over $9.3 million in capital in 2022. This will allow us to proceed with the planned clinical trials in 2023. **We thank all our investors for your strong support.**
- AiViva received four notices of allowance/acceptance from patent offices from US, Canada, and Australia. With these patents and proof of concept studies, it continues to secure our corporate position and development strategy.
- A single intratumor injection of an AiViva compound in JEL demonstrated significant shrinkage of prostate cancer in an animal xenograft model. These results strongly indicated the feasibility for focal treatment of localized prostate cancer in patients.
- Our R&D Team started two GLP (Good Laboratory Practices) studies in animals which bring us one step closer to the start of two planned clinical trials in 2023.
- AiViva's CEO, Dr. Diane Tang-Liu, was the invited keynote speaker at Research Day and International Conference in April. She also lectured at the National Taiwan University School of Pharmacy Alumni Association in June.

Please follow our campaign page to stay in touch with our latest updates about our campaign. **We have more exciting news to share with you in the future!**

Best regards,

AiViva Team

POSITIVE DATA FROM PRE-CLINICAL CANCER STUDIES

26 days ago

Hello AiViva Community!

We have some exciting news to share with our investors about the potential use of our JEL™ technology to battle solid tumors.

It has been observed that AiViva's drug delivered in the JEL™, as a single treatment, can shrink human tumors in animal cancer models in contrast to a continuous tumor growth when the same drug was administered orally daily over weeks.

AiViva BioPharma, Inc. has developed the sterile and injectable formulations of our compounds for prolonged residence in the tumor masses. There are quite a few advantages of AiViva's innovation in the treatment of solid tumors. A single intratumoral injection of AiViva's compounds achieves and maintains **very high drug concentrations in the tumor, therefore ensuring anti-tumor effect**. Furthermore, a single treatment of AiViva's drug in JEL™ only contains one milligrams of the drug, as compared to a total dose of about 100 milligrams of the same drug when it is given orally, daily over three weeks. **This dose efficiency will significantly reduce the drug toxicity to the body** which is commonly associated with traditional anti-cancer therapies.

We have demonstrated significant improvement of benefit-vs-adverse effect in pre-clinical models grafted with human squamous cell carcinoma, thyroid cancer, and prostate cancer.

We look forward to sharing more exciting results with you in the future about our company and this amazing investment opportunity.

Best regards,

AiViva Team

Insider Investment Disclosure

28 days ago

We're excited to see our community come in and invest in AiViva Biopharma. Our Insiders have invested a total of $24,400 into the offering to date! We hope you join in as well! To learn more about our company, please check out our website at www.aiviva.com.

Best Regards,

Team AiViva

GREAT NEWS!!! AIVIVA RAISED AN ADDITIONAL $5 MILLION IN Q2 2022!

about 1 month ago

Hello AiViva Community!

The AiViva team is proud to announce that we raised an additional USD $5 MILLION in Q2 2022, and the total capital AiViva has raised from **Series A-1 year to date is $9.3 MILLION!** Thank you for all your **SUPPORT** as we continue to build our pipeline projects. With this new funding, AiViva will focus on initiating planned clinical studies and making additional GMP (Good Manufacturing Practice) supplies in 2023. Our development focus will expand in the wet AMD/retinal diseases and prostate disorders.

We take this opportunity to welcome new investors who joined our team. We look forward to sharing news with you in the future about our company and this amazing investment opportunity.

Best regards,

AiViva Team


$5 Million
Raised
on
June 30th 2022
AiViva BioPharma
start engine


$9.3 Million Raised in 2022
$2.27M Raised in January
$2.03M Raised in March
$5M Raised in June
AiViva BioPharma
start engine

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the AiViva offering. Here's an excerpt describing the specifics of the change:

Inclusion of concurrent offering and amendment to articles of incorporation.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

AiViva Biopharma: What We Focus On

about 1 month ago

Hello AiViva Community!

We are a clinical stage biotech company formed with the mission of developing novel, innovative pharmaceutical products through an efficient, risk-mitigated development strategy to address major unmet medical needs.

Specifically, our pharmacotherapies address **neovascularization**, **abnormal cell proliferation, inflammation**, and **fibrosis.** In other words, we develop treatments to address abnormal growth of blood vessels and tissues, and aberrant wound healing. In addition, our products have the potential to transform treatment paradigms and significantly reduce the treatment burden for both patients and physicians!

AiViva's research is based on strong scientific evidence. The validity of our therapeutics has been proven through robust nonclinical proof-of-concept studies.

We have a diverse pipeline of novel products for development areas in:

Dermatology: Developing **AIV-001** to address the negative impacts that scarring and abnormal skin wound healing have on patients. Improving the skin appearance and recovery from various wounds (e.g., traumas and surgeries) and diseases (e.g., tumor excisions, rosacea, etc) will improve **the patient's emotional well-being and quality of life.**

Ophthalmology: Developing **AIV-007 JEL™,** a proprietary thermo-reversible gel product. This product will form a drug-depot to reduce the need of frequent injections in the eye for patients with age-related retinal diseases that cause vision loss and eventual blindness.

Oncology: AiViva's **JEL™ Technology** has broad applicability in transforming the treatment of solid tumors. Our investigational program in oncology uses will directly target solid tumors. AiViva is developing AIV-001 as an intradermal therapy to eliminate or reduce the need for surgery in the treatment of nonmelanoma skin cancer.

Urology: Developing **AIV-007 JEL™** as an intraprostatic treatment for localized benign hyperplasia to optimize drug effect and minimize adverse effects associated with daily oral drugs and radiation and surgical treatments. At around age 25 and throughout a man's life, your prostate will grow larger. Benign prostate hyperplasia is when it gets large enough to cause urinary problems.

(AiViva has development plans to expand to other therapeutic areas!)

Join our community and become an investor for improved living tomorrow!

Best regards,

Team AiViva


AiViva
BioPharma
Our Therapeutic Applications


Ophthalmology
Addressing Unmet Needs in Neovascular AMD


Urology
A Differentiated Approach to Treating Urological Disorders


Oncology
Targeted Therapy Reducing Systemic Effects


Invest in
AiViva Today!
start engine

Positive Proof of Concept

about 2 months ago

Hello AiViva Community,

We are developing drug products with the potential to transform treatment paradigms and significantly reduce the treatment burden for patients and physicians. Our approach leverages our proprietary JEL™ Technology to prolong the therapeutic effects of drugs and enhance their benefit-risk profiles. AiViva has a diverse pipeline of multiple novel drug candidates in therapeutic areas of dermatology, ophthalmology, oncology, and urology with the potential to expand to other areas of interest.

AiViva has brought **several projects through the FDA's IND (Investigational New Drug Application)** and demonstrated positive proof-of-concept in clinical trials in three areas:

- **Vision improvement by reducing retina swelling and scarring**
- **Fibrosis reduction, thereby reducing scarring potential for surgical incisional wounds**
- **Histological clearance of basal cell carcinoma and nodular carcinoma**

To Learn more about us please visit our website at **www.AiViva.com**.

And check out our LinkedIn at https://www.linkedin.com/company/aiviva-biopharmainc/mycompany/.

Best Regards,

AiViva Team


Positive Proof of Concept
Vision Improvement
Scar Prevention
Histological Clearance
AiViva
BioPharma

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James P. SE OWNER 56 INVESTMENTS 22 days ago

Some great investor capital destruction with ATNX...can we expect that same?

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Viral K. 1 INVESTMENT 2 months ago

Hello-

I have reviewed the pitch deck as well as done a very brief review on your website. The technology seems quite promising. My question is that as you are seeing some positive results in Phase 1/2 trials of AIV001 and know that there is more happening with AIV007. When do you see the trial actually moving forward? Q1 2023?

Is the plan to pursue INDs with the FDA and develop the drugs and possibly go public and be a part of the pharmaceutical chain? Or is the plan to try and sell the technology to other, larger pharmaceutical companies and have them develop the drugs? Or is the end goal acquisition by a larger pharmaceutical company?

Any timelines that can be provided?

Thanks!

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Dorian R. 2 months ago

This looks very innovative and interesting!
When did yall finish your last funding round?
What other diseases could this gel potentially help alleviate?

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michael d. 1 INVESTMENT 2 months ago

Looks like an exciting company with a lot of development!

1 View 1 reply

Farid B. 11 INVESTMENTS 2 months ago

Hello, this seem very interesting. When do expect your first product on the market ? I think that I would be nice to include a timeline for each product with the stages of developpement achieved.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

AiViva StartEngine Final Transcript

CAMPAIGN VIDEO

V.O.

Too many people in our grandparents' and parents' generation are losing their vision to incurable eye diseases, like wet AMD, a disease that robs you of seeing the faces of the people you love. And not being able to drive to the places you've always known.

But there's good news for this frightening reality!

By investing in science today, the future of sight for patients suffering from AMD could be saved. That's where we come in.

DIANE

Hi, I'm Diane Tang-Liu, the CEO and president of AiViva, a clinical stage biopharma company led by a team of seasoned industry experts with over 300 combined years of experience.

In just six years, we raised over $25 Million, filed over 60 first-of-its-kind medical use and technology patents, completed two clinical trials, have two ongoing clinical trials, and plan to start two new clinical trials next year.

In fact, the medical treatments we are developing in many major disease areas, their combined potential market could reach 5.3 Billion dollars in revenue annually. And more importantly we are committed to the quality of patient lives we could improve together, every day.

SAY HI:

rallyonmedia.com

hola@rallyonmedia.com 1

AiViva StartEngine Final Transcript

V.O.

AiViva developed a proprietary breakthrough technology that we believe will change the way we treat AMD: safe and comfortable for the patients.

A small mass of JEL will slowly release our drug over months to a year, therefore no need for monthly injections in the eyes. The drug will be be released at the back of the eye over time and restore eyesight

Our product may transform medical treatment of cancers, abnormal tissue growth, and eyesight threatening diseases (or diseases that cause blindness).

And if that isn't exciting enough, we can apply this same technology to other areas such as solid tumors, reduction of scarring, and various eye diseases that cause vision loss.

MICHAEL

We are raising funds to support our research efforts, building on positive results in patients, and bringing to the market good therapies.

So, what are you waiting for? -------

Join us, and together------ we can see a better future.

Don't wait, Invest today----

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Type text

Amended and Restated
Certificate of Incorporation
of
AiViva Holding Limited,
a Delaware corporation

The undersigned Diane Tang-Liu, does hereby certify as follows:

1. She is the duly elected President of AiViva Holding Limited, a Delaware corporation.

2. The name of this corporation is AiViva Holding Limited.

3. The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is February 18, 2020.

4. The Certificate of Incorporation of this corporation is hereby amended and restated to read in its entirety as follows:

First: The name of this Corporation is AiViva Holding Limited (the *"Corporation").*

Second: The registered agent in charge of the Corporation in the State of Delaware is The Corporation Trust Company, with a registered address located at 1209 Orange St., Wilmington, DE 19801 (New Castle County).

Third: The purpose of the Corporation is to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law of Delaware.

Fourth: The period of duration of the Corporation is perpetual.

Fifth: *Authorized Shares*. The total, aggregate amount of stock this Corporation is authorized to issue is 75,000,000 shares with a par value of US$0.01 per share, consisting of (i) 50,000,000 shares of Common Stock, US$0.01 par value per share ("*Common Stock*"); and (ii) 25,000,000 shares of Preferred Stock, US$0.01 par value per share ("*Preferred Stock*") 8,213,822 shares of which are designated Series A Preferred Stock ("*Series A Preferred Stock*"), and 7,000,000 shares of which are designated Series A-1 Preferred Stock ("*Series A-1 Preferred Stock*"). The Board of Directors shall have the power to designate additional Series A preferred stock and other additional series of the Corporation's stock as set forth in Article Eighth hereof.

On March 15, 2022 (the "*Effective Date*"), the issued and outstanding shares of the Corporation's Common and Preferred stock, with a par value of $.01 per share, including any treasury shares, as of the close of business on the Effective Date ("*Old Stock*"), shall automatically without any action on the part of the holders of the Old Stock be reverse split on a one-for-five basis so that 5 shares of Old Stock shall be converted into and reconstituted as 1 share of Common or Preferred Stock, as the case may be, with a par value of $.01 per share. Any fractional shares resulting will be exchanged for cash paid by the Corporation, at $2 per share.

Sixth: *Common Stock.* Subject to and qualified by (i) applicable law and (ii) the rights, powers, and preferences of the holders of the Series A Preferred Stock set forth herein:

(a) *Identical Rights and Obligations.* The Common Stock is hereby designated as a class having identical voting powers, designations, preferences, limitations, restrictions and relative rights.

(b) *Dividends; Liquidation or Dissolution.* After the holders of Preferred Stock of any series shall have received any preferential amounts to which they are entitled hereunder or in an applicable, filed designation (if any), the holders of Common Stock (and the holders of preferred stock, if any, which is not entitled to any preference) shall share equally and ratably in:

(1) any dividends (distributable in cash, property, and/or other securities) out of the Corporation's net profits or net assets legally available therefor, but strictly only if, as, and when such dividends are declared by the Corporation's Board of Directors; and

(2) in the event of the liquidation or dissolution of the Corporation or its business (whether voluntary or involuntary), the balance of the Corporation's net assets available for distribution. A merger, share exchange, conversion, domestication, or consolidation shall not be deemed a liquidation/dissolution.

(c) *Voting.* Each share of Common Stock (and each share of preferred stock, if any, which is not entitled to any preference) shall be entitled to one vote upon all matters upon which Stockholders have the right to vote.

Seventh: *Series A and Series A-1 Preferred Stock.* Subject to applicable law, the rights, privileges, benefits, duties, obligations, and limitations of the Series A and Series A-1 Preferred Stock are as set forth in Schedule A and Schedule A-1, respectively, attached hereto.

Eighth: *Certificates of' Designation*. The Board of Directors is hereby vested with blank check authority from time to time to provide by resolution for the designation of a new series of Preferred Stock, and issuance thereof, and to prescribe with respect to each series the voting powers, designations, preferences, limitations, restrictions and relative rights, and other special rights (e.g., conversion or redemption), and the qualifications, limitations, or restrictions relating thereto. Each series shall be appropriately designated by a distinguishing letter or title, prior to the issuance thereof.

Ninth: *Preemptive Rights*. No holder of any shares of the Corporation shall have any preemptive right to subscribe for or to acquire any additional shares of the Corporation of the same or of any other class, whether new or hereafter authorized, or any options or warrants giving the right to purchase any such shares, or any bonds, notes, debentures, or other obligations convertible into any such shares.

Tenth: *Bylaws*: The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided however that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to adopt, amend or repeal any provisions of the Bylaws of the Corporation.

5. This Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and the stockholders in accordance with sections 242 and 228 of the General Corporation Law of the State of Delaware.

[*signature page follows*]

In Witness Whereof, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Diane Tang-Liu, its duly authorized President, this 30th day of June, 2022.

AiViva Holding Limited
a Delaware corporation

By: *Diane Tang-Liu*
Diane Tang-Liu

President

SCHEDULE A
to Certificate of Incorporation of
AiViva Holding Limited

The holders of Series A Preferred Stock shall, in addition to any other rights conferred on them under the Corporation's Certificate of incorporation and/or Bylaws, have the rights set out in this Schedule A, which forms a part of the Certificate of Incorporation. In the event of any inconsistency between the provisions set out herein and other provisions of the Certificate of Incorporation and/or Bylaws, the provisions set out herein shall prevail to the extent permitted by applicable laws.

1. *Dividends*

(a) The holders of Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to receive on a *pari passu* basis according to the number of Common Shares held by such holders, where each holder of Series A Preferred Stock and Series A-1 Preferred Stock is to be treated for this purpose as holding the greatest whole number of Common Shares then issuable upon conversion of all Series A Preferred Stock and Series A-1 Preferred Stock held by such holder pursuant to the provisions hereof, when, as and if declared at the sole discretion of the Board, but only out of funds that are legally available therefor, cash dividends at the rate or in the amount as the Board consider appropriate. The dividends shall be declared pro rata on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock.

(b) Dividends on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock shall not be mandatory or cumulative, and no rights or interest shall accrue to the holders of Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock by reason of the fact that the Corporation shall fail to declare or pay dividends on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock in any fiscal year of the Corporation, whether or not the earnings of the Corporation in any fiscal year were sufficient to pay such dividends in whole or in part.

2. *Liquidation Preference*

(a) *Liquidation Preferences.* Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary:

(i) If the distribution to be received for each Common Share (after taking into account any preferential distribution or payment due to the holders of Series A-1 Preferred Stock in accordance with this Certificate of Incorporation, and assuming all Series A Preferred Stock are fully converted into Common Shares) is equal to or less than the per share original Series A Preferred Stock issue price paid by the original purchaser of such Series A Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), before any distribution or payment shall be made to the holders of any Common Shares, each holder of Series A Preferred Stock shall be entitled to receive an amount equal to one hundred percent (100%) of the original per share issue price paid by the original purchaser of such Series A Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per share of Series A Preferred Stock then held by such holder. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of Series A Preferred Shares the full amount to which they shall be entitled under this Section 2(a)(i), the holders of Series A Preferred Shares shall share ratably in the remaining assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to with shares were paid in full. After distribution or payment in full of the amounts distributable or payable on the Series A Preferred Shares pursuant to this Section 2(a)(i), the remaining assets of the Corporation available for distribution to Shareholders shall be distributed ratably among the holders of outstanding Common Shares.

(ii) Notwithstanding the foregoing, if the distribution to be received for each Common Share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into Common Shares) in a liquidation, dissolution or winding up of the Corporation is more than the original per share Series A Preferred Stock and Series A-1 Preferred Stock issue price paid by the original purchasers of such Series A and Series A-1 Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), then no Series A Preferred or Series A-1 Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred and Series A-1 Preferred shareholders shall participate in the receipt or distribution of such proceeds in proportion to their equity interest in the Corporation on an as converted basis.

(b) *Liquidation on Sale or Merger.* The following events shall be treated as a liquidation (each, a "Liquidation Event") under this Section 2(b) of Schedule A; provided, however, so long as (i) the total outstanding Series A Preferred Stock plus total outstanding Series A1 Preferred Stock representing no less than fifteen percent (15%) of the then total voting power of the Corporation and (ii) the holders of at least fifty-one percent (51%) of the combined outstanding Series A Preferred Stock and outstanding Series A-1 Preferred Stock, voting together as a single class on an as converted basis, may resolve otherwise:

(i) any consolidation, reorganization, amalgamation or merger of the Corporation and/or its Subsidiaries or shareholders of the Subsidiaries with or into any Person, or any other corporate reorganization or scheme of arrangement, including a sale or acquisition of Equity Securities of the Corporation, in which the Shareholders of the Corporation or shareholders of the Subsidiaries immediately before such transaction own less than fifty percent (50%) of the voting power of the surviving Corporation immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Corporation's domicile);

(ii) a share purchase, share exchange or tender offer in which at least a majority, by voting power, of the shares of the Corporation are transferred to another Person; or

(iii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any Group Corporation of all or substantially all of the assets and/or intellectual property of the Corporation (or of all of the Group Companies taken as a whole);

and upon any such Liquidation Event, any proceeds resulting to the shareholders of the Corporation therefrom shall be distributed in accordance with the terms of paragraph (a) of this Section 2 of Schedule A.

(c) *Amount Deemed Paid or Distributed.* The amount deemed paid or distributed to the shareholders of the Corporation upon any such Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring Person. If the amount deemed paid or distributed under this Section 2(c) is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined in good faith by the Board.

(d) *Allocation of Escrow or Contingent Consideration.* In the event of a Liquidation Event pursuant to Section 2(b), if any portion of the consideration payable to the shareholders of the Corporation is placed into escrow, the relevant acquisition agreement shall provide that (i) the portion of such consideration that is placed in escrow shall be allocated among the holders of shares of the Corporation pro rata based on the amount of such consideration payable to each shareholder (such that each shareholder has the same percentage of the total consideration payable to it placed into escrow), and (ii) the portion of such consideration that is not placed in escrow shall be allocated among the holders of shares of the Corporation in accordance with Section 2(a) as if the total consideration payable to the shareholders of the Corporation, without deduction for the escrowed amount, were being paid to the shareholders of the Corporation.

3. *Voting Rights*

Subject to the provisions of this Certificate of Incorporation, at all general meetings of the Corporation, the holder of each Series A Preferred Share shall be entitled to such number of votes as equals the whole number of Common Shares into which Series A Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Corporation's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Corporation's shareholders is first solicited. Subject to provisions to the contrary elsewhere in this Certificate of Incorporation, the Corporation's Bylaws, or as required by applicable law, the holders of Series A Preferred Stock shall vote together with the holders of Common Shares and Series A-1 Preferred Stock shares, and not as a separate class or series, on all matters put before the Shareholders.

4. *Conversion Rights*

The holders of the Series A Preferred Stock shall have the following rights described below with respect to the conversion of the Series A Preferred Stock into Common Shares. Subject to the provisions of Section 4(b) of Schedule A, the number of Common Shares to which a holder shall be entitled upon conversion of any Series A Preferred Share shall be the quotient of the applicable original issue price paid by the original purchaser divided by the then-effective applicable Conversion Price. The "Conversion Price" for Series A Preferred Stock shall initially equal the original issue price paid by the original purchaser, applicable to the Series A Preferred Stock held by the relevant holder, and shall be adjusted from time to time as provided below. For the avoidance of doubt, the initial conversion ratio for converting Series A Preferred Stock into Common Shares shall be 1:1.

(a) *Optional Conversion.*

(i) Subject to and in compliance with the provisions of this Section 4(a) of Schedule A, and subject to compliance with the requirements of the Statute any Series A Preferred Share may, at the option of the holder thereof, be converted at any time into fully-paid and nonassessable Common Shares based on the then-effective Conversion Price.

(ii) The holder of any Series A Preferred Stock who desires to convert such shares into Common Shares shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series A Preferred Stock, and shall give written notice to the Corporation at such office that such holder has elected to convert such shares. Such notice shall state the number of Series A Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver to such holder at such office a certificate or certificates for the number of Common Shares to which the holder is entitled. No fractional Common Shares shall be issued upon conversion of the Series A Preferred Stock, and the number of Common Shares to be so issued to a holder of Series A Preferred Stock upon the conversion of such Series A Preferred Stock (after aggregating all fractional Common Shares that would be issued to such holder) shall be rounded to the nearest whole share (with one-half being rounded upward). Such conversion shall be deemed to have been made at the close of business on the date of the surrender of the certificates representing the Series A Preferred Stock to be converted, and the person entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Common Shares on such date.

(b) *Automatic Conversion.*

(i) Without any action being required by the holder of such share and whether or not the certificates representing such share are surrendered to the Corporation or its transfer agent, the Series A Preferred Stock shall automatically be converted into Common Shares upon the closing of an IPO, based on the then-effective Conversion Price.

(ii) The Corporation shall not be obligated to issue certificates for any Common Shares issuable upon the automatic conversion of any Series A Preferred Stock unless the certificate or certificates evidencing such Series A Preferred Stock is either delivered as provided below to the Corporation or any transfer agent for the Series A Preferred Stock, or the holder notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate. The Corporation shall, as soon as practicable after receipt of certificates for Series A Preferred Stock, or satisfactory agreement for indemnification in the case of a lost certificate, promptly issue and deliver at its office to the holder thereof a certificate or certificates for the number of Common Shares to which the holder is entitled. No fractional Common Shares shall be issued upon conversion of the Series A Preferred Stock, and the number of Common Shares to be so issued to a holder of converting Series A Preferred Stock (after aggregating all fractional Common Shares that would be issued to such holder) shall be rounded to the nearest whole share (with one-half being rounded upward). Any person entitled to receive Common Shares issuable upon the automatic conversion of the Series A Preferred Stock shall be treated for all purposes as the record holder of such Common Shares on the date of such conversion.

(c) *Adjustments to Conversion Price.*

(i) *Adjustment For Share Splits and Combinations.* If the Corporation shall at any time, or from time to time, effect a subdivision of the outstanding Common Shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time, or from time to time, combine the outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) *Adjustment for Common Share Dividend.* If the Corporation at any time or from time to time after the issue date of the Series A Preferred Stock ("Issue Date") makes or issues, or fixes a record date for the determination of holders of Common Shares entitled to receive a dividend or other distribution payable in Common Shares (the "Common Share Dividend") to the holders of Common Shares, then in each such event any applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(A) the numerator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such Common Share Dividend. Notwithstanding the foregoing, (i) if such record date shall have been fixed and such Common Share Dividend is not fully paid or made on the date fixed thereof, any applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4(c)(ii) of Schedule A as of the time of actual payment of such Common Share Dividend and (ii) no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of Common Shares in an amount equal to the number of Common Shares as they would have received if all outstanding Series A Preferred Stock had been converted into Common Shares on the date of such event or such record date, as applicable. Any Conversion Price shall be readjusted in the same manner upon the happening of each subsequent Common Share Dividend.

(iii) *Adjustments for Other Dividends.* If the Corporation at any time, or from time to time, makes (or fixes a record date for the determination of holders of Common Shares entitled to receive) a dividend or other distribution payable in securities of the Corporation other than Common Shares, then, and in such event, provision shall be made so that, upon conversion of any Series A Preferred Share thereafter, the holder thereof shall receive, in addition to the number of Common Shares issuable thereon, the amount of securities of the Corporation which the holder of such share would have received had the Series A Preferred Stock been converted into Common Shares immediately prior to such event, all subject to further adjustment as provided herein.

(iv) *Reorganizations, Mergers, Consolidations, Reclassifications, Exchanges, Substitutions.* If at any time, or from time to time, any capital reorganization or reclassification of the Common Shares (other than as a result of a share dividend, subdivision, split or combination otherwise treated above) occurs or the Corporation is consolidated, merged or amalgamated with or into another Person (other than a consolidation, merger or amalgamation treated as a Liquidation Event), then in any such event, provision shall be made so that, upon conversion of any Series A Preferred Share thereafter, the holder thereof shall receive the kind and amount of shares and other securities and property which the holder of such share would have received had the Series A Preferred Stock been converted into Common Shares on the date of such event, all subject to further adjustment as provided herein, or with respect to such other securities or property, in accordance with any terms applicable thereto.

(v) *Issuance of Additional Equity Securities.*

(A)*Adjustment of Conversion Price Upon Issuance of additional equity securities.*

(1) In the event the Corporation shall at any time after the Issue Date issue additional equity securities (which, for the avoidance of doubt, shall not include the issuance or repurchase of employee equity incentive shares (or options or warrants) pursuant to the terms of employee incentive plans approved by the Board), without consideration or for a consideration per share less than the Conversion Price applicable to the relevant holders of Series A Preferred Stock in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1*(A+B)/(A+C).

(2) For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price applicable to the relevant holders of Series A Preferred Stock in effect immediately after such issue of additional equity securities;

(b) "CPI" shall mean the Conversion Price in effect immediately prior to such issue of additional equity Securities;

(c) "A" shall mean the number of total outstanding Common Shares immediately before the issuance of the additional equity securities, treating for this purpose as outstanding (i) all Common Shares reserved for issuance upon exercise of options pursuant to the Corporation's Stock Plan(s), and (ii) all Common Shares issuable upon conversion, exchange or exercise of Series A Preferred Stock and other equivalent securities outstanding immediately prior to such issuance;

(d) "B" shall mean the number of Common Shares that would have been issued if such additional equity securities had been issued at a price per share equal to CPI (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CPI); and

(e) "C" shall mean the number of such additional equity securities issued in such transaction.

(B)*Determination of Consideration.* For the purpose of making any adjustment to any Conversion Price or the number of Common Shares issuable upon conversion of the Series A Preferred Stock, as provided above:

(1) To the extent it consists of cash, the consideration received by the Corporation for any issue or sale of securities shall be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensations, discounts or concessions paid or allowed by the Corporation in connection with such issue or sale;

(2) To the extent it consists of property other than cash, consideration other than cash received by the Corporation for any issue or sale of securities shall be computed at the fair market value thereof (as determined in good faith by a majority of the Board), as of the date of the adoption of the resolution specifically authorizing such issue or sale, irrespective of any accounting treatment of such property; and

(3) If additional equity securities are issued or sold together with other stock or securities or other assets of the Corporation for consideration which covers both, the consideration received for the additional equity securities shall be computed as that portion of the consideration received (as determined in good faith by a majority of directors of the Board) to be allocable to such additional equity securities.

(C) *No Exercise.* If all of the rights to exercise, convert or exchange any additional equity securities shall expire without any of such rights having been exercised, the Conversion Price as adjusted upon the issuance of such additional equity securities shall be readjusted to the Conversion Price which would have been in effect had such adjustment not been made.

(vi) *Certificate of Adjustment.* In the case of any adjustment or readjustment of a Conversion Price, the Corporation, at its sole expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred Stock at such holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any additional equity securities issued or sold or deemed to have been issued or sold, (ii) the number of additional equity securities issued or sold or deemed to be issued or sold, (iii) the Conversion Price in effect before and after such adjustment or readjustment, and (iv) the number of Common Shares and the type and amount, if any, of other property which would be received upon conversion of such Series A Preferred Stock after such adjustment or readjustment.

(vii) *Notice of Record Date.* In the event the Corporation shall propose to take any action of the type or types requiring an adjustment to a Conversion Price or the number or character of the Series A Preferred Stock as set forth herein, the Corporation shall give notice to the holders of Series A Preferred Stock, which notice shall specify the record date, if any, with respect to any such action and the date *on* which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon the occurrence of such action or deliverable upon the conversion of Series A Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least twenty (20) days prior to the date so fixed, and in the case of all other actions, such notice shall be given at least thirty (30) days prior to the taking of such proposed action.

(viii) *Reservation of Common Shares Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock. If at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.

(ix) *Notices.* Any notice required or permitted pursuant to this Section 4 of Schedule A shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to each holder of record at the address of such holder appearing on the books of the Corporation. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two (2) days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

(x) *Payment of Taxes.* The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of Common Shares upon conversion of Series A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of Common Shares in a name other than that in which the Series A Preferred Stock so converted were registered.

5. *Information Right*

(a) *Delivery of Financial Statements and Other Reports*

The Corporation shall, so long as an Investor holding Shares representing no less than five percent (5%) of the then paid-in capital of the Corporation, deliver to such Investor the following financial statements and reports, which shall be in English and which shall reflect the financial status of all the Group Companies on a consolidated basis:

(i) as soon as practicable, but in any event within one hundred eighty (180) days after the end of each financial year of the Corporation, (i) a consolidated balance sheet as of the last day of such year; (ii) a consolidated income statement for such year; and (iii) a consolidated statement of cash flows for such year; such year-end financial statements to be in reasonable detail, prepared in accordance with international financial reporting standards (IFRS) (or another recognized accounting standard acceptable to the Board) and audited and certified by independent public accountants of internationally recognized standing, as selected by the Corporation with the approval of the Board;

(ii) as soon as practicable, but in any event within thirty (30) days after the end of each second quarter of each financial year of the Corporation, an unaudited cash balance report;

(iii) any material financial reports or filings, such as annual or quarterly consolidated financial statements or earning releases, made by the Corporation with any relevant securities exchange, regulatory authority or governmental agency;

(iv)such other information relating to the financial condition, business, prospects or corporate affairs of the Corporation which has been sent to any Shareholder; and

(v) notwithstanding anything else in this Section 5(a)(i) through (a)(iv) (specifically excluding Section 5(a)(iii)) to the contrary, the Corporation may cease providing the information set forth in this Section 5(a)(i) through (a)(iv) (specifically excluding Section 6(a)(iii)) during the period starting with the date sixty (60) days prior to the Corporation's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of the registration effecting the IPO, to the extent required under the applicable rules of the jurisdiction in which the registration statement (or similar application for listing of the Common Shares) is to be filed; provided that the Corporation is actively employing its reasonable best efforts to cause such registration statement to become effective.

(b) *Termination of Information Right*

The covenants set forth in Section 5(a) shall terminate and be of no further force or effect immediately prior to (i) the consummation of the sale of Common Shares in the IPO, or (ii) upon a Liquidation Event, whichever event shall first occur.

6. *Participation Right*

(a) *Participation Right*

Subject to the terms and conditions specified in this Section 6(a), and applicable securities laws, in the event the Corporation proposes to offer or sell any additional equity securities, the Corporation shall first make an offering of such additional equity securities to the Shareholders (the "Offerees" and each an "Offeree") in proportion to their respective shareholding in the Corporation in accordance with the following provisions of this Section 6(a).

(i) The Corporation shall deliver a notice (the "Offer Notice") to the Offerees stating (i) its bona fide intention to offer such additional equity securities, (ii) the number of such additional equity securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such additional equity securities.

(ii) By written notification received by the Corporation, within thirty (30) calendar days after mailing of the Offer Notice, each Offeree may elect to purchase or obtain, at the price and on the terms specified in the Offer Notice, up to that portion of such additional equity securities which equals the product obtained by multiplying (i) the number of additional equity securities by (ii) a fraction, the numerator of which is the number of Shares (on an as-if-converted basis) then held by such Offeree and the denominator of which is the total number of Shares (on an as-if-converted basis) then held by all Shareholders.

(iii) If all additional equity securities referred to in the Offer Notice are not elected to be purchased or obtained as provided in Section 6(a)(ii) hereof, the Corporation may, during the ninety (90) day period following the expiration of the period provided in Section 6(a)(ii) hereof, offer the remaining unsubscribed portion of such additional equity securities (collectively, the "Refused Securities") to any person or persons at a price not less than, and upon terms no more favorable to the Offeree than, those specified in the Offer Notice. If the Corporation does not enter into an agreement for the sale of the additional equity securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such additional equity securities shall not be offered unless first reoffered to the Shares Holders in accordance with this Section 6(a).

(iv)The Shareholders shall be entitled to apportion the participation right hereby granted it among themselves and their members and Affiliates in such proportions as it deems appropriate provided that such members and Affiliates do not have any interest in any business, Corporation or asset which competes with the business of the Corporation or any of its Subsidiaries.

(v) Notwithstanding the foregoing, no Shareholder shall be entitled to participation right in connection with issuances of (i) Common Shares or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any Subsidiary pursuant employee benefit plans, agreements or arrangements approved by the Board, (ii) additional equity securities in connection with any share dividend, share split, reverse share split, reclassification or similar changes in the capital structure of the Corporation or any Subsidiary, (iii) additional equity securities in connection with any bona fide, arm's-length direct or indirect merger, acquisition or similar transaction approved by the Board, (iv) additional equity securities pursuant to a IPO or (v) a Liquidation Event.

(b) *Termination*

The provisions of this Section 6 shall terminate upon the earlier of: (a) the consummation of the Corporation's IPO and (b) upon a Liquidation Event.

7. *Anti-dilution.* As per Section 4(c)(v) ("*Issuance of Additional Equity Securities*") above.

SCHEDULE A-1
to Certificate of Incorporation of
AiViva Holding Limited

The holders of Series A-1 Preferred Stock shall, in addition to any other rights conferred on them under the Corporation's Certificate of incorporation and/or Bylaws, have the rights set out in this Schedule A-1, which forms a part of the Certificate of Incorporation. In the event of any inconsistency between the provisions set out herein and other provisions of the Certificate of Incorporation and/or Bylaws, the provisions set out herein shall prevail to the extent permitted by applicable laws.

The holders of Series A-1 Preferred Stock shall, in addition to any other rights conferred on them under the Corporation's Certificate of incorporation and/or Bylaws, have the rights set out in this Schedule A-1, which forms a part of the Certificate of Incorporation. In the event of any inconsistency between the provisions set out herein and other provisions of the Certificate of Incorporation and/or Bylaws, the provisions set out herein shall prevail to the extent permitted by applicable laws.

1. *Dividends*

(a) The holders of Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to receive on a *pari passu* basis according to the number of Common Shares held by such holders, where each holder of Series A Preferred Stock and Series A-1 Preferred Stock is to be treated for this purpose as holding the greatest whole number of Common Shares then issuable upon conversion of all Series A Preferred Stock and Series A-1 Preferred Stock held by such holder pursuant to the provisions hereof, when, as and if declared at the sole discretion of the Board, but only out of funds that are legally available therefor, cash dividends at the rate or in the amount as the Board consider appropriate. The dividends shall be declared pro rata on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock.

(b) Dividends on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock shall not be mandatory or cumulative, and no rights or interest shall accrue to the holders of Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock by reason of the fact that the Corporation shall fail to declare or pay dividends on Common Shares and Series A Preferred Stock and Series A-1 Preferred Stock in any fiscal year of the Corporation, whether or not the earnings of the Corporation in any fiscal year were sufficient to pay such dividends in whole or in part.

2. *Liquidation Preference*

(a) *Liquidation Preferences.* Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary:

(i) If the distribution to be received for each Common Share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into Common Shares) is equal to or less than the per share original Series A-1 Preferred Share issue price paid by the original purchaser of such Series A-1 Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), before any distribution or payment shall be made to the holders of any Common Shares or Series A Preferred Stock shares, each holder of Series A-1 Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the original per share issue price paid by the original purchaser of such

Series A-1 Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per share of Series A-1 Preferred Stock then held by such holder. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of Series A-1 Preferred Shares the full amount to which they shall be entitled under this Section 2(a)(i), the holders of Series A-1 Preferred Shares shall share ratably in the entire distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to with shares were paid in full. After distribution or payment in full of the amounts distributable or payable on the Series A-1 Preferred Shares pursuant to this Section 2(a)(i), the remaining assets of the Corporation available for distribution to Shareholders shall be distributed ratably among the holders of outstanding Common Shares and Series A Preferred Stock as set forth in this Certificate of Incorporation.

(ii) Notwithstanding the foregoing, if the distribution to be received for each Common Share (assuming all shares of Series A and Series A-1 Preferred Stock are fully converted into Common Shares) in a liquidation, dissolution or winding up of the Corporation is more than the original per share Series A Preferred Stock and Series A-1 Preferred Stock issue price paid by the original purchasers of such Series A and Series A-1 Preferred Stock (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) , then no Series A Preferred or Series A-1 Preferred shareholder shall be entitled to any liquidation preference and all Series A Preferred and Series A-1 Preferred shareholders shall participate in the receipt or distribution of such proceeds in proportion to their equity interest in the Corporation on an as converted basis.

(b) *Liquidation on Sale or Merger.* The following events shall be treated as a liquidation (each, a "Liquidation Event") under this Section 2(b) of Schedule A-1; provided, however, so long as (i) the total outstanding Series A Preferred Stock plus the total outstanding Series A-1 Preferred Stock representing no less than fifteen percent (15%) of the then total voting power of the Corporation and (ii) the holders of at least fifty-one percent (51%) of the combined outstanding Series A Preferred Stock and outstanding Series A-1 Preferred Stock, voting together as a single class on an as converted basis, may resolve otherwise:

(i) any consolidation, reorganization, amalgamation or merger of the Corporation and/or its Subsidiaries or shareholders of the Subsidiaries with or into any Person, or any other corporate reorganization or scheme of arrangement, including a sale or acquisition of Equity Securities of the Corporation, in which the Shareholders of the Corporation or shareholders of the Subsidiaries immediately before such transaction own less than fifty percent (50%) of the voting power of the surviving Corporation immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Corporation's domicile);

(ii) a share purchase, share exchange or tender offer in which at least a majority, by voting power, of the shares of the Corporation are transferred to another Person; or

(iii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any Group Corporation of all or substantially all of the assets and/or intellectual property of the Corporation (or of all of the Group Companies taken as a whole);

and upon any such Liquidation Event, any proceeds resulting to the shareholders of the Corporation therefrom shall be distributed in accordance with the terms of paragraph (a) of this Section 2 of Schedule A-1.

(c) *Amount Deemed Paid or Distributed.* The amount deemed paid or distributed to the shareholders of the Corporation upon any such Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring Person. If the amount deemed paid or distributed under this Section 2(c) is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined in good faith by the Board.

(d) *Allocation of Escrow or Contingent Consideration.* In the event of a Liquidation Event pursuant to Section 2(b), if any portion of the consideration payable to the shareholders of the Corporation is placed into escrow, the relevant acquisition agreement shall provide that (i) the portion of such consideration that is placed in escrow shall be allocated among the holders of shares of the Corporation pro rata based on the amount of such consideration payable to each shareholder (such that each shareholder has the same percentage of the total consideration payable to it placed into escrow), and (ii) the portion of such consideration that is not placed in escrow shall be allocated among the holders of shares of the Corporation in accordance with Section 2(a) as if the total consideration payable to the shareholders of the Corporation, without deduction for the escrowed amount, were being paid to the shareholders of the Corporation.

3. *Voting Rights*

Subject to the provisions of this Certificate of Incorporation, at all general meetings of the Corporation, the holder of each Series A-1 Preferred Share shall be entitled to such number of votes as equals the whole number of Common Shares into which Series A-1 Preferred Stock held by such holder are convertible immediately after the close of business on the record date of the determination of the Corporation's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Corporation's shareholders is first solicited. Subject to provisions to the contrary elsewhere in this Certificate of Incorporation, the Corporation's Bylaws, or as required by applicable law, the holders of Series A-1 Preferred Stock shall vote together with the holders of Common Shares and Series A Preferred Stock shares, and not as a separate class or series, on all matters put before the Shareholders.

4. *Conversion Rights*

The holders of the Series A-1 Preferred Stock shall have the following rights described below with respect to the conversion of the Series A-1 Preferred Stock into Common Shares. Subject to the provisions of Section 4(b) of Schedule A-1, the number of Common Shares to which a holder shall be entitled upon conversion of any Series A-1 Preferred Share shall be the quotient of the applicable original issue price paid by the original purchaser divided by the then-effective applicable Conversion Price. The "Conversion Price" for Series A-1 Preferred Stock shall initially equal the original issue price paid by the original purchaser, applicable to the Series A-1 Preferred Stock held by the relevant holder, and shall be adjusted from time to time as provided below. For the avoidance of doubt, the initial conversion ratio for converting Series A-1 Preferred Stock into Common Shares shall be 1:1.

(a) *Optional Conversion.*

(i) Subject to and in compliance with the provisions of this Section 4(a) of Schedule A-1, and subject to compliance with the requirements of the Statute any Series A-1 Preferred Share may, at the option of the holder thereof, be converted at any time into fully-paid and nonassessable Common Shares based on the then-effective Conversion Price.

(ii) The holder of any Series A-1 Preferred Stock who desires to convert such shares into Common Shares shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series A-1 Preferred Stock, and shall give written notice to the Corporation at such office that such holder has elected to convert such shares. Such notice shall state the number of Series A-1 Preferred Stock being converted. Thereupon, the Corporation shall promptly issue and deliver to such holder at such office a certificate or certificates for the number of Common Shares to which the holder is entitled. No fractional Common Shares shall be issued upon conversion of the Series A-1 Preferred Stock, and the number of Common Shares to be so issued to a holder of Series A-1 Preferred Stock upon the conversion of such Series A-1 Preferred Stock (after aggregating all fractional Common Shares that would be issued to such holder) shall be rounded to the nearest whole share (with one-half being rounded upward). Such conversion shall be deemed to have been made at the close of business on the date of the surrender of the certificates representing the Series A-1 Preferred Stock to be converted, and the person entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Common Shares on such date.

(b) *Automatic Conversion.*

(i) Without any action being required by the holder of such share and whether or not the certificates representing such share are surrendered to the Corporation or its transfer agent, the Series A-1 Preferred Stock shall automatically be converted into Common Shares upon the closing of an IPO, based on the then-effective Conversion Price.

(ii) The Corporation shall not be obligated to issue certificates for any Common Shares issuable upon the automatic conversion of any Series A-1 Preferred Stock unless the certificate or certificates evidencing such Series A-1 Preferred Stock is either delivered as provided below to the Corporation or any transfer agent for the Series A-1 Preferred Stock, or the holder notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate. The Corporation shall, as soon as practicable after receipt of certificates for Series A-1 Preferred Stock, or satisfactory agreement for indemnification in the case of a lost certificate, promptly issue and deliver at its office to the holder thereof a certificate or certificates for the number of Common Shares to which the holder is entitled. No fractional Common Shares shall be issued upon conversion of the Series A-1 Preferred Stock, and the number of Common Shares to be so issued to a holder of converting Series A-1 Preferred Stock (after aggregating all fractional Common Shares that would be issued to such holder) shall be rounded to the nearest whole share (with one-half being rounded upward). Any person entitled to receive Common Shares issuable upon the automatic conversion of the Series A-1 Preferred Stock shall be treated for all purposes as the record holder of such Common Shares on the date of such conversion.

(c) *Adjustments to Conversion Price.*

(i) *Adjustment For Share Splits and Combinations.* If the Corporation shall at any time, or from time to time, effect a subdivision of the outstanding Common Shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time, or from time to time, combine the outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii) *Adjustment for Common Share Dividend.* If the Corporation at any time or from time to time after the issue date of the Series A-1 Preferred Stock ("Issue Date") makes or issues, or fixes a record date for the determination of holders of Common Shares entitled to receive a dividend or other distribution payable in Common Shares (the "Common Share Dividend") to the holders of Common Shares, then in each such event any applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(A) the numerator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such Common Share Dividend. Notwithstanding the foregoing, (i) if such record date shall have been fixed and such Common Share Dividend is not fully paid or made on the date fixed thereof, any applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4(c)(ii) of Schedule A-1 as of the time of actual payment of such Common Share Dividend and (ii) no such adjustment shall be made if the holders of Series A-1 Preferred Stock simultaneously receive a dividend or other distribution of Common Shares in an amount equal to the number of Common Shares as they would have received if all outstanding Series A-1 Preferred Stock had been converted into Common Shares on the date of such event or such record date, as applicable. Any Conversion Price shall be readjusted in the same manner upon the happening of each subsequent Common Share Dividend.

(iii) *Adjustments for Other Dividends.* If the Corporation at any time, or from time to time, makes (or fixes a record date for the determination of holders of Common Shares entitled to receive) a dividend or other distribution payable in securities of the Corporation other than Common Shares, then, and in such event, provision shall be made so that, upon conversion of any Series A-1 Preferred Share thereafter, the holder thereof shall receive, in addition to the number of Common Shares issuable thereon, the amount of securities of the Corporation which the holder of such share would have received had the Series A-1 Preferred Stock been converted into Common Shares immediately prior to such event, all subject to further adjustment as provided herein.

(iv) *Reorganizations, Mergers, Consolidations, Reclassifications, Exchanges, Substitutions.* If at any time, or from time to time, any capital reorganization or reclassification of the Common Shares (other than as a result of a share dividend, subdivision, split or combination otherwise treated above) occurs or the Corporation is consolidated, merged or amalgamated with or into another Person (other than a consolidation, merger or amalgamation treated as a Liquidation Event), then in any such event, provision shall be made so that, upon conversion of any Series A-1 Preferred Share thereafter, the holder thereof shall receive the kind and amount of shares and other securities and property which the holder of such share would have received had the Series A-1 Preferred Stock been converted into Common Shares on the date of such event, all subject to further adjustment as provided herein, or with respect to such other securities or property, in accordance with any terms applicable thereto.

(v) *Issuance of Additional Equity Securities.*

(A) *Adjustment of Conversion Price Upon Issuance of additional equity securities.*

(1) In the event the Corporation shall at any time after the Issue Date issue additional equity securities (which, for the avoidance of doubt, shall not include the issuance or repurchase of employee equity incentive shares (or options or warrants) pursuant to the terms of employee incentive plans approved by the Board), without consideration or for a consideration per share less than the Conversion Price applicable to the relevant holders of Series A-1 Preferred Stock in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1*(A+B)/(A+C).

(2) For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price applicable to the relevant holders of Series A-1 Preferred Stock in effect immediately after such issue of additional equity securities;

(b) "CPI" shall mean the Conversion Price in effect immediately prior to such issue of additional equity Securities;

(c) "A" shall mean the number of total outstanding Common Shares immediately before the issuance of the additional equity securities, treating for this purpose as outstanding (i) all Common Shares reserved for issuance upon exercise of options pursuant to the Corporation's Stock Plan(s), and (ii) all Common Shares issuable upon conversion, exchange or exercise of Series A-1 Preferred Stock and other equivalent securities outstanding immediately prior to such issuance;

(d) "B" shall mean the number of Common Shares that would have been issued if such additional equity securities had been issued at a price per share equal to CPI (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CPI); and

(e) "C" shall mean the number of such additional equity securities issued in such transaction.

(B) *Determination of Consideration.* For the purpose of making any adjustment to any Conversion Price or the number of Common Shares issuable upon conversion of the Series A-1 Preferred Stock, as provided above:

(1) To the extent it consists of cash, the consideration received by the Corporation for any issue or sale of securities shall be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensations, discounts or concessions paid or allowed by the Corporation in connection with such issue or sale;

(2) To the extent it consists of property other than cash, consideration other than cash received by the Corporation for any issue or sale of securities shall be computed at the fair market value thereof (as determined in good faith by a majority of the Board), as of the date of the adoption of the resolution specifically authorizing such issue or sale, irrespective of any accounting treatment of such property; and

(3) If additional equity securities are issued or sold together with other stock or securities or other assets of the Corporation for consideration which covers both, the consideration received for the additional equity securities shall be computed as that portion of the consideration received (as determined in good faith by a majority of directors of the Board) to be allocable to such additional equity securities.

(C) *No Exercise.* If all of the rights to exercise, convert or exchange any additional equity securities shall expire without any of such rights having been exercised, the Conversion Price as adjusted upon the issuance of such additional equity securities shall be readjusted to the Conversion Price which would have been in effect had such adjustment not been made.

(vi) *Certificate of Adjustment.* In the case of any adjustment or readjustment of a Conversion Price, the Corporation, at its sole expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A-1 Preferred Stock at such holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any additional equity securities issued or sold or deemed to have been issued or sold, (ii) the number of additional equity securities issued or sold or deemed to be issued or sold, (iii) the Conversion Price in effect before and after such adjustment or readjustment, and (iv) the number of Common Shares and the type and amount, if any, of other property which would be received upon conversion of such Series A-1 Preferred Stock after such adjustment or readjustment.

(vii) *Notice of Record Date.* In the event the Corporation shall propose to take any action of the type or types requiring an adjustment to a Conversion Price or the number or character of the Series A-1 Preferred Stock as set forth herein, the Corporation shall give notice to the holders of Series A-1 Preferred Stock, which notice shall specify the record date, if any, with respect to any such action and the date *on* which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon the occurrence of such action or deliverable upon the conversion of Series A-1 Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least twenty (20) days prior to the date so fixed, and in the case of all other actions, such notice shall be given at least thirty (30) days prior to the taking of such proposed action.

(viii) *Reservation of Common Shares Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Series A-1 Preferred Stock, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A-1 Preferred Stock. If at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series A-1 Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.

(ix) *Notices.* Any notice required or permitted pursuant to this Section 4 of Schedule A-1 shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to each holder of record at the address of such holder appearing on the books of the Corporation. Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two (2) days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

(x) *Payment of Taxes.* The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of Common Shares upon conversion of Series A-1 Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of Common Shares in a name other than that in which the Series A-1 Preferred Stock so converted were registered.

5. *Information Right*

(a) *Delivery of Financial Statements and Other Reports*

The Corporation shall, so long as an Investor holding Shares representing no less than five percent (5%) of the then paid-in capital of the Corporation, deliver to such Investor the following financial statements and reports, which shall be in English and which shall reflect the financial status of all the Group Companies on a consolidated basis:

(i) as soon as practicable, but in any event within one hundred eighty (180) days after the end of each financial year of the Corporation, (i) a consolidated balance sheet as of the last day of such year; (ii) a consolidated income statement for such year; and (iii) a consolidated statement of cash flows for such year; such year-end financial statements to be in reasonable detail, prepared in accordance with international financial reporting standards (IFRS) (or another recognized accounting standard acceptable to the Board) and audited and certified by independent public accountants of internationally recognized standing, as selected by the Corporation with the approval of the Board;

(ii) as soon as practicable, but in any event within thirty (30) days after the end of each second quarter of each financial year of the Corporation, an unaudited cash balance report;

(iii) any material financial reports or filings, such as annual or quarterly consolidated financial statements or earning releases, made by the Corporation with any relevant securities exchange, regulatory authority or governmental agency;

(iv) such other information relating to the financial condition, business, prospects or corporate affairs of the Corporation which has been sent to any Shareholder; and

(v) notwithstanding anything else in this Section 5(a)(i) through (a)(iv) (specifically excluding Section 5(a)(iii)) to the contrary, the Corporation may cease providing the information set forth in this Section 5(a)(i) through (a)(iv) (specifically excluding Section 6(a)(iii)) during the period starting with the date sixty (60) days prior to the Corporation's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of the registration effecting the IPO, to the extent required under the applicable rules of the jurisdiction in which the registration statement (or similar application for listing of the Common Shares) is to be filed; provided that the Corporation is actively employing its reasonable best efforts to cause such registration statement to become effective.

(b) *Termination of Information Right*

The covenants set forth in Section 5(a) shall terminate and be of no further force or effect immediately prior to (i) the consummation of the sale of Common Shares in the IPO, or (ii) upon a Liquidation Event, whichever event shall first occur.

6. *Participation Right*

(a) *Participation Right*

Subject to the terms and conditions specified in this Section 6(a), and applicable securities laws, in the event the Corporation proposes to offer or sell any additional equity securities, the Corporation shall first make an offering of such additional equity securities to the Shareholders (the "Offerees" and each an "Offeree") in proportion to their respective shareholding in the Corporation in accordance with the following provisions of this Section 6(a).

(i) The Corporation shall deliver a notice (the "Offer Notice") to the Offerees stating (i) its bona fide intention to offer such additional equity securities, (ii) the number of such additional equity securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such additional equity securities.

(ii) By written notification received by the Corporation, within thirty (30) calendar days after mailing of the Offer Notice, each Offeree may elect to purchase or obtain, at the price and on the terms specified in the Offer Notice, up to that portion of such additional equity securities which equals the product obtained by multiplying (i) the number of additional equity securities by (ii) a fraction, the numerator of which is the number of Shares (on an as-if-converted basis) then held by such Offeree and the denominator of which is the total number of Shares (on an as-if-converted basis) then held by all Shareholders.

(iii) If all additional equity securities referred to in the Offer Notice are not elected to be purchased or obtained as provided in Section 6(a)(ii) hereof, the Corporation may, during the ninety (90) day period following the expiration of the period provided in Section 6(a)(ii) hereof, offer the remaining unsubscribed portion of such additional equity securities (collectively, the "Refused Securities") to any person or persons at a price not less than, and upon terms no more favorable to the Offeree than, those specified in the Offer Notice. If the Corporation does not enter into an agreement for the sale of the additional equity securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such additional equity securities shall not be offered unless first reoffered to the Shares Holders in accordance with this Section 6(a).

(iv) The Shareholders shall be entitled to apportion the participation right hereby granted it among themselves and their members and Affiliates in such proportions as it deems appropriate provided that such members and Affiliates do not have any interest in any business, Corporation or asset which competes with the business of the Corporation or any of its Subsidiaries.

(v) Notwithstanding the foregoing, no Shareholder shall be entitled to participation right in connection with issuances of (i) Common Shares or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any Subsidiary pursuant employee benefit plans, agreements or arrangements approved by the Board, (ii) additional equity securities in connection with any share dividend, share split, reverse share split, reclassification or similar changes in the capital structure of the Corporation or any Subsidiary, (iii) additional equity securities in connection with any bona fide, arm's-length direct or indirect merger, acquisition or similar transaction approved by the Board, (iv) additional equity securities pursuant to a IPO or (v) a Liquidation Event.

(b) *Termination*

The provisions of this Section 6 shall terminate upon the earlier of: (a) the consummation of the Corporation's IPO and (b) upon a Liquidation Event.

7. *Anti-dilution*. As per Section 4(c)(v) ("*Issuance of Additional Equity Securities* ") above.